January 31, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention: Mr. Daniel Gordon, Branch Chief

Re:	Molex Incorporated (File No. 0-07491)
Form 10-K for the year ended June 30, 2004
          Filed September 10, 2004
Form 10-Q for the quarter ended September 30, 2004
Form 8-K’s dated November 11 and December 1, 2004

Ladies and Gentlemen:

On behalf of our client Molex Incorporated (the “Company”), this letter sets forth the Company’s responses to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated December 17, 2004.

The Staff’s comments are restated below in bold, italicized type, and are followed by the Company’s responses thereto. All references herein to an Appendix or the Appendices refer to the Appendices being provided to the Staff supplementally.

Senior management and the Board of Molex are committed to ensuring that financial reporting and disclosure issues are appropriately identified and addressed in a timely fashion. As described in the Company’s responses below, the Audit Committee has recommended and the Company has implemented or is in the process of implementing a number of measures designed to strengthen Molex’s accounting and financial reporting infrastructure and processes, including Molex’s intention to add a new director to the Board who would serve on the Audit Committee and qualify as a “financial expert,” to hire a CFO to replace the Company’s Acting CFO, who would continue to serve as an Executive Vice President and President, Far East South of Molex, to hire a Chief Accounting Officer, and to conduct management and Audit Committee training on accounting, financial reporting and internal controls. As an interim measure, the Audit Committee has engaged Charles A. Bowsher as an accounting advisor to assist the committee. The Audit Committee, together with its advisors, is conducting a review of accounting matters identified in the Staff’s letter consistent with Molex’s goal of developing and implementing appropriate “best practices” in its accounting and financial reporting infrastructure and processes. The Audit Committee has engaged Ernst & Young LLP as the Company’s independent auditor. Additionally, PricewaterhouseCoopers LLP continues to provide services to the Company in connection with compliance matters related to Section 404 of the Sarbanes-Oxley Act of 2002.

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 6. Selected Financial Data — Page 8

1.	In future filings, please define how you calculated working capital, current ratio, and return on beginning shareholders’ equity.

Securities and Exchange Commission
January 31, 2005

Response — In future filings, the Company will include in its Selected Financial Data presentation definitions of its calculation of working capital, current ratio, and return on beginning shareholders’ equity, as follows:

•	Working capital — current assets minus current liabilities;

•	Current ratio — current assets divided by current liabilities; and

•	Return on beginning shareholders’ equity — net income divided by total shareholders’ equity as of the beginning of the reporting period.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Page 9

Results of Operations — Page 10

2.	In the Business section of your Form 10-K for fiscal 2002, 2003 and 2004 you report the approximate percentage of net revenue by industry market for the latest fiscal year. In your MD&A analysis, your discussion of the reasons for changes in revenues includes a discussion of the changes within these markets. Please respond to the following comments:

(A)	Please consider revising future filings to include a table of the approximate percentage of net revenue by industry market for each fiscal year included in your statements of operations. Consider including this table, or one based upon actual revenues by market, in MD&A. If you do not believe that inclusion is appropriate, please tell us why.

(B)	Please tell us why you do not report revenues by groups of similar products in the notes to your financial statements. See paragraph 37 of SFAS 131.

(C)	The descriptive terms for each of your market groups used in MD&A is not always consistent with the terms used in the table of revenues in your Business section. Please revise future filings to be consistent, or provide appropriate definitions and reconciliations of the industry group to which you refer.

Response —

(A)	In future Form 10-K filings, the Company will include a table in MD&A of the estimated percentage of net revenue by industry market (i.e., computer, telecommunications, consumer products, automotive, industrial and other) for the latest three fiscal years.

(B)	The Company lists over 100,000 products in its catalog and during fiscal 2004 shipped over 55,000 different products. Currently, there is not a generally accepted or well understood convention for categorization of connector products by groups of similar products. Paragraph 37 of SFAS 31 states that “the amount of revenues reported shall be based on the financial information used to produce the enterprise’s general purpose financial statement.” Molex does not record revenues by any product grouping in its general ledger, which is the basis used to prepare the Company’s consolidated financial statements.

(C)	In future filings, the Company will use consistent terminology for its industry markets in its Business and MD&A sections.

3.	We note that your revenues increased $404 million from 2003 to 2004, or 22%. You explain this significant increase as being due to (a) strengthening of foreign

Securities and Exchange Commission
January 31, 2005

currencies of $89 million (22%), (b) acquisition of Cinch adding $20.5 million (5%), and (c) increase in revenue of $44.9 million in the Americas due to “broad improvement across all markets” (11%), (d) increase in revenue in Far East — North of $92 million exclusive of $33 million for foreign currency translation due to strong demand and improved revenue, and (e) increase in revenue in Far East — South of $164.8 million due to strong demand.

Under Item 303(a)(3)(iii) of Regulation S-K you should disclose the extent to which the increases in revenues are attributable to (a) increases in prices or (b) to increases in the volume or amount of goods or services being sold or (c) to the introduction of new products or services. Further, we note that a similar comment was issued to you on your June 30, 2003 Form 10-K wherein you agreed to provide these disclosures in future filings. Please tell us why you believe your current disclosure complies with Item 303(a)(3)(iii) of Regulation S-K.

In addition, changes in revenue should not be evaluated solely in terms of volume and price changes, but you should also include an analysis of the reasons and factors contributing to the increase or decrease.

Under SAB Topic 13.B -

“The Commission stated in FRR 36 that MD&A should “give investors an opportunity to look at the registrant through the eyes of management by providing a historical and prospective analysis of the registrant’s financial condition and results of operations, with a particular emphasis on the registrant’s prospects for the future.”

“Examples of such revenue transactions or events that the staff has asked to be disclosed and discussed in accordance with FRR 36 are:

•	Shipments of product at the end of a reporting period that significantly reduce customer backlog and that reasonably might be expected to result in lower shipments and revenue in the next period.

•	Granting of extended payment terms that will result in a longer collection period for accounts receivable (regardless of whether revenue has been recognized) and slower cash inflows from operations, and the effect on liquidity and capital resources. (The fair value of trade receivables should be disclosed in the footnotes to the financial statements when the fair value does not approximate the carrying amount.)

•	Changing trends in shipments into, and sales from, a sales channel or separate class of customer that could be expected to have a significant effect on future sales or sales returns.

•	An increasing trend toward sales to a different class of customer, such as a reseller distribution channel that has a lower gross profit margin than existing sales that are principally made to end users. Also, increasing service revenue that has a higher profit margin than product sales.

•	Seasonal trends or variations in sales.”

Further, in Release No. 33-8350 — “Interpretation — Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” issued in December 2003, “[t]he SEC staff believes that the effects of

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January 31, 2005

offsetting developments or events should be disclosed. Material increases in net revenues must be explained as being attributable to price or volume changes or new products. If the changes are a result of several factors, disclosure of the relative extent of each factor contributing to the increase must be made.

“For example, if a Company’s financial statements reflect materially lower revenues resulting from a decline in the volume of products sold when compared to a prior period, MD&A should not only identify the decline in sales volume, but also should analyze the reasons underlying the decline in sales when the reasons are also material and determinable. The analysis should reveal underlying material causes of the matters described, including for example, if applicable, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share, or a combination of conditions.”

Also, “if a change in an estimate has a material favorable impact on earnings, the change and the underlying reasons should be disclosed so that readers do not incorrectly attribute the effect to operational improvements.”

Please supplementally tell us why you believe your current disclosure complies, and similarly respond for the discussion of the comparison of your revenues in the MD&A of your September 30, 2004 Form 10-Q.

Response — The Company provides the following information relative to the MD&A disclosures in its Form 10-K for fiscal 2004 and its Form 10-Q for first quarter of fiscal 2005:

The Company endeavors to include in its MD&A disclosures the information material to an evaluation of the Company’s financial condition and operating performance as well as information regarding the material opportunities, challenges and risks facing the Company. In accordance with the Staff’s December 2003 MD&A interpretive release (Release 33-8350), in its MD&A disclosures the Company seeks to focus on material information rather than immaterial information that does not promote an understanding of the Company and its financial results. This discussion is provided within the context of the Company’s business and operating results and with respect to quantitative disclosures is necessarily limited to the information reasonably available to management from the Company’s information systems. The Company recognizes that qualitative disclosures are an integral aspect of MD&A disclosure, and acknowledges the principles and interpretive guidance included in the December 2003 MD&A interpretive release.

Item 303(a)(3)(iii) of Regulation S-K provides that, to the extent that the financial statements disclose material increases in net revenues, a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services should be included. The Company believes that the MD&A disclosures included in its Form 10-K for fiscal 2004 and its Form 10-Q for first quarter of fiscal 2005 provide a narrative discussion of the key factors necessary to an understanding of the reasons for the increase in net sales. In future filings, the Company proposes to provide additional disclosures as described below.

As part of its normal financial reporting process, Molex calculates the estimated impact of foreign currency translations on the revenue and cost sections of its income statement. To assist it in evaluating changes in operating performance, the Company quantifies period

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January 31, 2005

over period “operational variances,” excluding foreign currency translation, by line item in the income statement. To the extent material to an understanding of the Company’s business or operating results, the Company endeavors to identify and explain factors driving such operational variances in its MD&A disclosures. The Company also isolates the impact of acquisitions on revenue and, where significant, the operating performance as part of its financial reporting process. In addition, the Company tracks the impact of new products released over a 36 month period, since management feels this is a more meaningful way to measure the impact of new product revenue on any given year. The Company has disclosed the percentage of revenue derived from the sale of new products released during the prior 36-month period. In future filings, the Company will provide in MD&A both the percentage of revenue attributable to new products (defined above) and the absolute revenue attributable to these new products for each year covered in the MD&A. Thus, the impact on revenue of currency translation, acquisitions and new products are readily quantifiable and included in MD&A.

Molex offers over 100,000 discrete products for sale in its catalog and sold over 55,000 different products in fiscal 2004. No individual product is material to the Company’s business. Given the broad diversity and number of products offered and sold by the Company, it is difficult to provide meaningful disclosures about changes in volume of particular products or product lines which would promote an understanding of the Company and its financial results in any material respect. Where changes in product demand are material to an understanding of an increase in net sales, the Company endeavors to identify such changes in demand in its narrative discussion. In future filings, the Company will provide a narrative discussion of any identified changes in volume (e.g., in major product lines or in overall unit sales growth) which are material to an understanding of the Company’s business or operating results.

The diversity and number of products offered and sold, the worldwide markets served by the Company and the Company’s pricing policies in different regions makes generalized statements about price changes challenging. For example, the same product may be sold in different countries and markets at different prices. In future filings, the Company will provide a narrative discussion of any identified changes in price (e.g., significant changes in the Company’s pricing policies or price changes in major product lines) which are material to an understanding of changes in the Company’s business or operating results. In future filings, the Company will also seek to estimate the impact of price changes on revenue. To do this, the Company will review the year-over-year change in price for the same products sold to the same customer by the same Molex entity to develop an approximation of the impact of prices on revenue.

The Company submits the following disclosure as an example:

“Revenue was $2.25 billion for the fiscal year ended June 30, 2004, an increase of 21.9 percent, compared with $1.84 billion last year. The significant factors contributing to the revenue increase were volume, favorable foreign currency translation and the acquisition of French-based Connecteurs Cinch SA (Cinch) and its subsidiaries during the fourth quarter. The strengthening of certain foreign currencies, principally the euro and yen, compared with the U.S. dollar increased revenue by approximately $89 million in fiscal 2004. Cinch added revenues of $20.5 million during fiscal 2004. The Company estimates that the impact of price erosion reduced revenue by approximately $120 million in fiscal 2004. Revenue derived from the sale of new products released by the Company

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January 31, 2005

within the last 36 months was $564 million in fiscal 2004, compared to $474 million in fiscal 2003.”

Molex reviewed revenue transactions or events in accordance with FRR 36 as contemplated by SAB Topic 13.B. No other significant factors were identified for disclosures in the MD&A for the fiscal year ended June 30, 2004 and the first fiscal quarter ended September 30, 2004.

Factors considered include the following:

•	Backlog placed by customers include a requested ship date which the customer will enforce. Changes in backlog trends or depletion of backlog are monitored by the Company.

•	No product had revenues greater than 2% of the total revenues during fiscal 2004 or the first quarter of fiscal 2005.

•	No customer exceeded 10% of the Company’s revenues during fiscal 2004 or the first quarter of fiscal 2005.

•	There were no significant changes in payment terms. Days sales outstanding ranged from 73 to 79 days for the 5 quarterly periods ending September 30, 2004.

•	The division of sales between the Company’s primary channels, namely OEMs, Contract Manufacturers and Distributors during fiscal 2004 was not significantly different from fiscal 2003.

•	Seasonality is not a significant factor in Molex’s revenues.

The Company acknowledges that if a change in an estimate has a material impact on earnings, the change and the underlying reasons should be disclosed. During the fiscal year ended June 30, 2004 and the first fiscal quarter ended September 30, 2004, there were no changes to estimates that had a material impact on earnings.

Fiscal 2004 Compared to Fiscal 2003 — Page 10

4.	On page 11 you disclose a non-GAAP financial measure for gross profit margin excluding restructuring costs of $29.5 million. In future filings, please comply with Item 10 of Regulation S-K whenever you present a non-GAAP financial measure that is subject to that Item, or tell us why you believe your current disclosure does comply.

Response — In future filings, the Company will provide disclosure pursuant to Item 10 of Regulation S-K whenever presenting a non-GAAP financial measure.

Contractual Obligations and Commercial Commitments — Page 14

5.	Please respond to the following comments:

(A)	Under Item 303(a)(5) you should present your table of contractual obligations for at least the periods specified which are (a) total, (b) less than one year, (c) 1-3 years, (d) 3-5 years, and (e) more than 5 years. Your table only includes 2005, 2006, 2007, 2008, and thereafter. As such, you have not provided a total column, nor amounts for the 3-5 year and more than 5-year categories. Please revise future filings to comply.

Securities and Exchange Commission January 31, 2005 Page 7 of 42

(B)	Please tell us why you have not reflected categories in the table for (a) purchase obligations and (b) other long-term liabilities reflected on your balance sheet under GAAP.

     Response —

(A)	In future Form 10-K filings, the Company will revise its table of contractual obligations to present the periods specified under Item 303 (a)(5) of Regulation S-K. Specifically, the Company will provide a column and amounts for the total, less than one year, 1-3 year, 3-5 year and more than 5-year categories.

(B)	The Company historically has not reflected categories in the table for (a) purchase obligations and (b) other long term liabilities reflected in its balance sheet under GAAP because the Company does not have any significant purchase obligations other than open purchase orders and its long-term liabilities principally consist of pension and retiree health care benefit obligations.

In future Form 10-K filings, the Company will revise its table of contractual obligations to include open purchase orders and long-term liabilities reflected in its balance sheet under GAAP.

Financial Statements and Supplementary Data — Page 19

Consolidated Statements of Income — Page 22

6.	With respect to your impairment and write-down of investments of $5,089,000 in fiscal 2003, we note that $3.5 million of this charge relates to the write-off of certain licensed technology for a product that you intended to or did manufacture and market. As such, it appears that this charge should be reflected within your cost of sales and income from operations. Please revise future filings to comply, or tell us why the current classification as a non-operating loss is appropriate under U.S. GAAP.

Response — Since Molex records amortization expense for license agreements in cost of sales, the Company agrees that the write-off should have been recorded in cost of sales and reflected in income from operations. In the future, the Company will record any write-downs of this nature in cost of sales and such amounts will be reflected in income from operations.

With respect to the referenced write-off in fiscal 2003, although the current classification as a non-operating loss is not appropriate, the Company proposes to keep the current classification for fiscal 2003 since the amount is not material to income from operations in that fiscal year.

7.	With respect to your impairment and write-down of investments of $12,570,000 in fiscal 200[2], we note that at least $10 million of this charge relates to the write-off of an investment in a certain affiliate’s common and preferred convertible securities. The affiliate subsequently filed for Chapter 11 reorganization. Did you subsequently also write-off or down the subordinated debentures? Please explain and quantify the amount of any charges and the period you recorded the charge. If you still have an amount reflected on your financial statements for your investment in the common and preferred convertible securities or subordinated debentures of this affiliate, please tell us why and quantify the amount as of June 30, 2004. Please also provide

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January 31, 2005

us with your analysis, with respect to this investment, for fiscal 2003 of the disclosure requirements of Item 4-08(g) and Item 3-09 of Regulation S-X.

Response — Molex held an investment in an affiliate (Sheldahl, Inc.) consisting of common stock (publicly traded), preferred convertible securities (not publicly traded) and subordinated debentures (not publicly traded). The financial condition of the affiliate deteriorated and Molex concluded that this decline was other than temporary.

The Company wrote-down its investment in the common and preferred convertible securities of Sheldahl in the second quarter of fiscal 2002. When Sheldahl subsequently filed for Chapter 11 reorganization in the third quarter of fiscal 2002, the Company did not subsequently write-off or write-down the subordinated debentures and the Company did not take any further impairment charges in future periods. The Company did write-off its accrued interest receivable on the debentures and accrued no additional interest.

As part of a Chapter 11 reorganization plan entered into by Sheldahl in April 2002, the three largest shareholders of Sheldahl, one of which was Molex, formed Northfield Acquisition Company (“NAC”), to purchase the assets of Sheldahl in a Section 363 sale pursuant to the U.S. Bankruptcy Code. The subordinated debentures were ultimately exchanged on September 30, 2002, the date the plan was approved, in connection with obtaining a 32.5% equity interest in NAC and a $3.0 million cash contribution.

As of June 30, 2002, Molex’s investment was $10.1 million. The Company evaluated the assets of Sheldahl and concluded that such assets were sufficient to support the repayment of the subordinated debentures or the implied value of its 32.5% equity interest in the newly formed NAC, should the Chapter 11 reorganization plan obtain judicial and creditor approval.

The Company accounted for its investment in NAC under the equity method and at June 30, 2004, the Company’s investment was $15.1 million. At August 30, 2004, the Company’s investment in NAC was $14.4 million. On September 1, 2004, Flextronics International Inc. purchased NAC in a transaction in which Molex received shares of Flextronics common stock having a market value of $12.5 million and future earn out potential of up to $6.9 million based on NAC’s performance over the following twelve months. Based on its evaluation of the earn-out likelihood, the Company recorded no gain or loss on the sale transaction and recorded an earn-out receivable of $1.9 million. (With respect to the earn-out receivable, please see the Company’s response to comment 44 below.) The Company sold the Flextronics shares it received in the transaction during the first quarter of fiscal 2005, and recorded a gain of $1.6 million for the appreciation in value of these marketable securities.

With respect to the disclosure requirements of Item 4-08(g) and Item 3-09 of Regulation S-X, Molex’s investment in NAC did not meet the criteria in Rule 1-02(w) for a significant subsidiary. At the end of fiscal 2003, Molex had total assets of $2.3 billion and net income of $85 million. The 10 percent threshold for the fiscal 2003 test was approximately $233 million for total assets and approximately $8.5 million for the equity income test. Molex’s investment in NAC at the end of fiscal 2003 was $13.6 million of total assets, and its equity in NAC’s income for that year was $485,000.

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January 31, 2005

Note 2 — Significant Accounting Policies

Marketable Securities — Page 25

8.	Please revise your future filings to provide the disclosures required by paragraphs 19-21 of SFAS 115.

Response — In future Form 10-K filings, the Company will include the disclosures required by paragraphs 19-21 of SFAS 115.

The Company’s proposed disclosure is as follows (in thousands):

“Marketable securities consist of government and municipal debt securities and are carried at fair value. The Company generally holds these instruments for three months to 12 months. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. Marketable securities are classified as available-for-sale securities and, accordingly, mark-to-market adjustments, if incurred, would be recorded in other comprehensive income. To date, no mark-to-market adjustments have been required as the carrying value of the securities approximates the market value. Proceeds from sales of available-for-sale securities, excluding maturities, as of June 30, 2004, 2003 and 2002 were $295,732, $103,962 and $158,419, respectively. There were no associated gains or losses on these sales.”

Goodwill and Intangible Assets — Page 26

9.	Please revise future filings to provide a reconciliation of the changes in goodwill as required by paragraph 45(c) of SFAS 142.

Response — In future Form 10-K filings, the Company will provide a reconciliation of the changes in goodwill as required by paragraph 45(c) of SFAS 142.

Revenue Recognition — Page 27

10.	You disclose that you recognize revenue upon shipment of product and transfer of ownership to the customer. SAB Topic 13.A states that revenue generally is realized or realizable and earned when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller’s price to the buyer is fixed and determinable, and (d) collectibility is reasonably assured. Please tell us and revise future filings to disclose how you consider each of these criteria in your revenue recognition policy.

Response — The Company believes its revenue recognition meets the four criteria of SAB Topic 13.A as set forth below:

(A)	Persuasive evidence of an arrangement exists.

An order is accepted when there is a valid purchase order or contract from a customer. The order or contract specifies the product to be ordered, purchase price, and the requested delivery date for the product. The information submitted by the customer in the purchase order is entered into the Company’s order management system. An order acknowledgement is submitted to the customer. The order acknowledgement specifies

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January 31, 2005

the terms and conditions, including the price to be charged, quantity of product to be delivered and Molex’s promised delivery date.

(B)	Delivery has occurred or services have been rendered.

The Company recognizes revenue when delivery has occurred and title has passed to the customer. The general terms and conditions of a sale are specified in the order acknowledgment or contract, including the delivery terms. Normal delivery terms are

“FOB Origin” or “FOB Destination”. For deliveries made under “FOB Origin” delivery terms, recognition of revenue occurs when the product is accepted by the carrier. For deliveries made under “FOB Destination” risk and title transfers at the time of customer receipt, in which case, revenue is recognized when proof of delivery is obtained. Similarly, revenue from consignment arrangements is recognized only when the customer takes title to the product. In these arrangements, a customer generated “pull” signal indicating consumption of the product precedes invoicing of the customer by Molex and recognition of revenue by Molex.

The Company’s warranty terms typically allow for returns of product if the product is defective. The Company also allows returns due to Molex or customer order entry errors or for products that have been discontinued or obsoleted by Molex, subject to management authorization. In a sale to a distributor, the end customer (purchasing from a distributor) does not have the right to return product to Molex.

The Company accounts for returns for defective product, as well as other returns described above, in accordance with SFAS 5. Accordingly, the Company’s practice is to accrue for product returns at the time of sales based on historical return experience. The Company’s allowance for estimated returns is recorded as a reduction of revenue.

Additionally, the Company believes it meets all of the conditions specified by SFAS 48 for recognizing revenue when a right of return exists, and accordingly, revenue is reduced to reflect estimated returns.

(C)	The seller’s price to the buyer is fixed and determinable.

As a manufacturer of finished goods, the nature of the Company’s business lends itself to fixed and determinable pricing. Molex publishes pricing for its standard products. Pricing for non-standard products is maintained via a global pricing agreement with specific customers. All product prices are maintained in a global pricing system.

When a customer order is entered into the Company’s order management system, the price submitted by the customer on the purchase order is matched to the agreed upon price in the global pricing system. If a difference exists between the customer’s expected price and the price in the global pricing system, the Company attempts to resolve the difference before the order is acknowledged. This process applies to all customers and all channels.

In some agreements with distributors, the Company allows the distributor to apply to Molex for a price adjustment for inventory it has previously purchased from Molex. In the event that competition forces a lower resale price than published to the distributor by Molex, the distributor may apply to Molex for an adjusted price on those specific items. Any such price adjustment is solely at the discretion of Molex. A Price Control Number is assigned by Molex to track the pricing agreement. The Company accrues for these potential price allowances at the time of product shipment based on historical

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January 31, 2005

experience. The allowance is recorded as a reduction of revenue at the time of shipment, per SFAS 5. See the Company’s response to comment 12 for further discussion on allowances.

For direct customers, pricing is based on price lists, contract terms or negotiated prices at time of order. From time to time, price allowances are granted to a customer determined solely at the discretion of the Company. The Company accrues for these potential price allowances at the time of product shipment based on historical experience. The allowance is recorded as a reduction of revenue at the time of shipment, per SFAS 5.

In some agreements with some distributors, the Company provides the distributor with an inventory allowance for returns or scrap equal to a fixed percentage of qualified purchases by the distributor. The standard inventory allowance is 3% and the Company accrues for this fixed allowance at time of shipment. The allowance is recorded as a reduction of revenue at the time of shipment, per SFAS 5. Payment of the allowance, precisely calculated by multiplying the fixed allowance times the revenue shipped, is subsequently paid to the distributor at regular time intervals based on the agreement between the Company and the distributor.

(D)	Collectibility is reasonably assured.

Using published financial information, Dun & Bradstreet reporting and similar sources, the Company determines an appropriate line of credit. Customer accounts are periodically reviewed to reasonably assure collectibility. The Company reserves the right to eliminate lines of credit and deny delivery if a customer fails to pay within the agreed upon terms. The Company’s history of receivable write-offs has been immaterial.

In future Form 10-K filings, the Company will revise the description of its revenue recognition policy. The Company’s proposed disclosure is as follows:

"Revenue Recognition — Revenue is realized or realizable and earned when (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller’s price to the buyer is fixed and determinable and (d) collectibility is reasonably assured.

The Company recognizes revenue when in the normal course of its business the following conditions are met: (a) a purchase order has been received from the customer with a corresponding order acknowledgement sent to the customer confirming delivery, price and payment terms, (b) product has been shipped (FOB origin) or delivered (FOB destination) and title has clearly transferred to the customer or customer carrier, (c) the price to the buyer is fixed and determinable for most sales with an estimate of allowances made based on historical experience and (d) there is reasonable assurance of collectibility.

From time to time, the Company will discontinue or obsolete products which it has formerly sold. When this is done, an accrual per SFAS 5 for estimated returns is established at the time of the announcement of product discontinuation or obsolescence.

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January 31, 2005

The Company typically warrants that (a) its products will conform to Molex specifications and (b) that its product will be free from material defects in materials and manufacturing, and limits its liability to the replacement of defective parts or the cash value of replacement parts. The Company will not accept returned goods unless the customer makes a claim in writing and management authorizes the return. Returns result primarily from defective products or shipping discrepancies. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of revenue.

The Company provides certain distributors with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. A reserve for estimated inventory allowances is established at the time of the sale based on a fixed percentage of sales to distributors authorized and agreed to by Molex and is recorded as a reduction of revenue.

From time to time the Company in its sole discretion will grant price allowances to customers. A reserve for estimated price allowances is established at the time of sale based on historical allowances authorized and approved by Molex solely at its discretion and is recorded as a reduction of revenue.

Other allowances include customer quantity and price discrepancies. A reserve for other allowances is established at the time of sale based on historical experience and is recorded as a reduction of revenue. The Company believes it can reasonably and reliably estimate the amounts of future allowances.

An allowance for doubtful accounts is recorded based on management’s assessment of collectibility and historical bad debt experience.”

11.	We note that you disclose no warranty policy, but that you do have a reserve for returns for defective product. Please cite the account literature upon which you relied for this policy. Please note that under paragraph 4, SFAS 48 does not apply to sales transactions in which a customer may return defective goods, such as under warranty provisions. You should account for warranty provisions under SFAS 5 and provide the disclosures required by FIN 45. Please revise or advise.

Response — The Company’s standard warranty is to warrant, for specific periods of time (general terms are for a period of 1 year), that (a) its products will conform to Molex specifications, (b) its product will be free from material defects in materials and (c) the Company’s standard warranty liability is limited to the replacement of the defective parts or the cash value of replacement parts. Given the facts above, the Company believes Paragraph 4, SFAS 48 does apply to the Company’s standard warranty.

The Company accounts for returns for defective products in accordance with SFAS 5. Accordingly, the Company’s practice is to accrue for product returns at the time of sale based on historical experience. The Company’s allowance for estimated returns is recorded as a reduction of revenue. Additionally, the Company believes it meets the conditions specified by SFAS 48 for recognizing revenue when right of return exists, and accordingly, revenue is reduced to reflect estimated returns.

Securities and Exchange Commission
January 31, 2005

Potential customer claims for product liability or warranty, such as rework charges associated with replacement of product determined to be defective, are accounted for on a case-by-case basis under SFAS 5. In the last three fiscal years, the Company has had no significant claims of this nature. At June 30, 2004, the Company’s Legal Department was tracking three potential claims and one pending lawsuit. The Company’s reserve for these specific issues was $209,000 at June 30, 2004.

Because of the insignificance of these costs, the Company does not believe disclosure under FIN 45 is required.

12.	We reviewed response number 16 from your letter to the staff dated March 19, 2004 and we have the following comments:

(A)	Your disclosure for rights of return, inventory allowances, price protection and other allowances should explain (a) the nature and terms of the rights/allowances, (b) how you determine the amount to accrue and the underlying rationale, and (c) the accounting for and judgments made with respect to assessing when to reverse the accruals. You should also disclose whether or not your methodology is disciplined, consistent, systematic, and rational. Please provide this information to us supplementally and in future filings. In your response, cite the accounting literature upon which you relied. In addition, tell us and disclose in future filings where the amounts are recorded in your financial statements.

(B)	From your response we note that you provide rights of return to your customers for defective products as well as product that has been discontinued or made obsolete. Please revise your accounting policy to clarify. We note that as a result of your 2003 restructuring you discontinued certain products. Did this action have a significant impact on your reserve? Please explain.

(C)	Please provide us with a separate rollforward schedule of your return, inventory allowance, price protection reserve, and other allowance for the last three fiscal years and latest interim period showing all changes on a gross basis. Tell us why each amount is not included in Schedule II.

(D)	We note that you provide your customers with allowances so that in the event that competition forces a lower resale price than published to the distributors by Molex, the distributor may apply to Molex for an adjusted cost (buy price) on those specific terms. You accrue for these allowances at the time of product shipment based upon historical experience. Please address why you believe that your sales meet the fixed and determinable criteria of SAB 104. It appears, from your response, that when you ship products to customers it is probable that those customers will demand, and/or you will grant, additional rebates related to those sales. This practice raises a question of whether your selling price meets the “fixed or determinable” criteria of SAB 101 because your sales price at the time of shipment is contingent on the future negotiation with your customers’ demands for rebates. That is, the selling price in this case could not be fixed or determinable unless you could reasonably estimate the amount of future rebates at the time of shipment. If you could not estimate the rebates, you would defer all product revenue until either a rebate is demanded by the customer and granted by the company or the rebate demand by the customer becomes remote, i.e. the contingency is effectively resolved. If you believe that you can reasonably and reliably estimate the amount of future rebates, you should disclose that fact and tell us the basis for your conclusion. Please note that you should evaluate each

Securities and Exchange Commission
January 31, 2005

individual sales transaction to determine whether or not it is probable when you ship the products that those customers will demand, and/or you will grant, additional rebates related to those sales and whether or not you can make a reasonable and reliable estimate.

(E)	Please note that when one of the accruals or a reversal of an accrual has a significant effect on sales or gross profit, you should quantify and discuss the impact in your MD&A.

Response —

(A)	(a) The nature and terms of the rights / allowances include product discontinuation or obsolescence determined solely at its discretion by the Company, returns of product with defects where the customer claim is limited to replacement parts or the cash value of the part being claimed, distributor inventory returns based on a fixed percentage of sales authorized and agreed to by Molex, and customer price allowances granted by Molex at its sole discretion.

(b)	The amount to accrue is based on historical experience with the amount and frequency of these rights / allowances captured in the Company’s accounting systems.

(c)	The accounting for these accruals, and judgments made with respect to assessing when to reverse the accruals, is pursuant to SFAS 5.

The methodology used is disciplined in that the revenue reduction is recorded at time of shipment and an accrual established for the estimated future payments of these allowances. The methodology is consistent in that it has been used by the Company across all reporting periods. The methodology is systematic in that it relies on transactional data captured in the Company’s accounting systems. The methodology is rational in that the Company compares each of these accruals to its overall provision for returns, allowances and bad debt.

The accounting literature the Company has relied upon is SFAS 5 for the calculation of estimated returns and reduction in revenue. Additionally, the Company believes it meets all the of conditions specified by SFAS 48 for recognizing revenue when right of return exists, and accordingly, revenue is reduced to reflect estimated returns. In future filings, the Company will include disclosure clarifying where such amounts are recorded in its financial statements

(B)	The Company has revised its proposed accounting policy for Revenue Recognition to include product that has been discontinued or made obsolete. Please see the Company’s response to comment 10.

While as a result of the 2003 restructuring the Company did discontinue or made obsolete certain products, the returns related to these discontinued or obsolete products were immaterial and did not have a significant impact on the reserve. Therefore the Company believes that no further disclosure is required. Please refer to Appendix 15 for the P&L components of the fiscal 2003 restructuring which included discontinuing or obsoleting products formerly sold by the Company. No additional provision for returns was necessary or made.

Securities and Exchange Commission
January 31, 2005

(C)	Please refer to Appendix 12 for a roll-forward schedule of the Company’s reserve for receivables. (Please note that the Company does not maintain a separate price protection reserve.) This information was shown on a net basis in the column “Charged to Income” in Schedule II. Each amount was not included in Schedule II because the Company has historically not segregated in its financial reporting systems the reserve amounts reported for returns, allowances and bad debts.

In future Form 10-K filings, Schedule II will be revised to include the full roll-forward details.

(D)	The Company believes that sales meet the fixed and determinable criteria of SAB 104 as described in the response to comment 10(C).

While the Company believes it is possible that customers will request additional price allowances (rebates) related to sales, any such price adjustment is at the sole discretion of the Company. The level of total allowances charged as a percentage of total revenue for the last three fiscal years averaged approximately 1.1%.

The Company believes the selling price is fixed and determinable because the Company can reasonably estimate the amount of future price allowances (rebates) at the time of shipment. The Company believes it can reasonably and reliably estimate the amount of future price allowances (rebates) and has included this fact in its proposed disclosure under the response to comment 10.

The Company acknowledges that it should evaluate each individual sales transaction to determine whether or not it is probable that the customer will request and / or the Company will grant additional rebates on those sales. On a practical basis, it is difficult to estimate the probability of a particular customer requesting a price allowance (rebate). However, based on its history, the ability to grant an allowance at its sole discretion and the relative insignificance of the amount of these rebates against total sales, the Company believes it can reasonably and reliably estimate these allowances.

(E)	In future filings, any accrual reversal that has a significant effect on sales or gross profit will be quantified and included in MD&A.

Stock-Based Compensation — Page 27

13.	Please revise future filings to include the disclosure of pro forma information in the Significant Accounting Policies footnote. Refer to paragraph 2(e) of SFAS 148.

Response — In future Form 10-K filings, the Company will include the pro forma information related to its stock-based compensation in the Significant Accounting Policies footnote.

14.	Please tell us and revise future filings to disclose the significant terms and accounting for your Deferred Compensation Plan under which you have credited phantom stock units to your directors. See discussion on pages 5 and 11 of your October 22, 2004 Definitive Proxy Statement.

Response — The relevant descriptions provided on page 11 of the Company’s definitive Proxy Statement are included in the following paragraph:

Securities and Exchange Commission
January 31, 2005

Deferred Compensation Plan — Each director is eligible to participate in The Molex Incorporated Deferred Compensation Plan under which he or she may elect on a yearly basis to defer all or a portion of the following year’s compensation. A participant may elect to have the amount deferred (1) accrue interest during each calendar quarter at a rate equal to the average six month Treasury Bill rate in effect at the beginning of each calendar quarter, or (2) credited as stock “units” whereby each unit is equal to one share of Common Stock. Upon termination of service as a director, the accumulated amount is distributed in a lump sum. At the time of distribution, any stock units are converted into cash by multiplying the number of units by the fair market value of the stock as of the payment date. The cumulative amount that is deferred for each participating director is subject to the claims of the general creditors of Molex.

The accounting for the deferred compensation plan is as follows:

If a director elects to have his or her director fees deferred as stock units, the fees earned for a given quarter are converted to stock units at the closing price on the date of record for paying dividends. These stock units are then marked to market value at the end of each quarter as required per APB 25. The liability is included in the Accrued Expenses — Other line of the balance sheet with any differences from revaluation recorded in the income statement as part of selling, general and administrative expenses. The liability associated with deferred director fees at June 30, 2004 was $3,903,000, of which $3,799,000 related to deferred stock units.

In future filings, the Company will disclose the significant terms and accounting related to the Company’s Deferred Compensation Plan under which Molex may credit stock units to its directors. The Company’s proposed disclosure follows:

“The Company’s directors are eligible to participate in The Molex Incorporated Deferred Compensation Plan under which they may elect on a yearly basis to defer all or a portion of the following year’s compensation. A participant may elect to have the amount deferred (1) accrue interest during each calendar quarter at a rate equal to the average six month Treasury Bill rate in effect at the beginning of each calendar quarter, or (2) credited as stock “units” whereby each unit is equal to one share of Common Stock.

If a director elects to have his or her director fees deferred as stock units, the fees earned for a given quarter are converted to stock units at the closing price on the date of record for paying dividends. These stock units are then marked to market value at the end of each quarter. The liability associated with deferred director fees for credited stock “units” was $3,799,000 at June 30, 2004 and $2,959,000 at June 30, 2003.

Upon termination of service as a director, the accumulated amount will be distributed in a lump sum. At the time of distribution, any stock units will be converted into cash by multiplying the number of units by the fair market value of the stock as of the payment date.”

Securities and Exchange Commission
January 31, 2005

Reclassifications — Page 28

15.	The reclassifications appear to be corrections of prior errors (restatements) in the classification of certain financial statement items. Tell us why you have not provided the disclosures required by APB 20 related to the correction of errors. Also discuss why these errors are not addressed in your controls and procedures section.

Response — Please refer to Appendix 15 for a summary of the reclassifications made to the income statement for fiscal 2003 and 2002.

The Company does not believe that the additional disclosures required under APB 20 would provide meaningful additional information based on the following:

•	The reclassifications did not change pre-tax or net income in any of the fiscal years.

•	The Company does not believe that the reclassifications had a material effect on the gross profit or selling, general and administrative expense trends, with the exception of the asset write-down and impairment of $23.1 million in fiscal 2003.

•	The Company separately disclosed the classification of its restructuring costs relating to asset write-down and impairment of $23.1 million in fiscal 2003 and $5.5 million in fiscal 2002 in Note 5 — Restructuring Costs and MD&A.

These reclassifications were not addressed in the controls and procedures section as they did not alter the conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2004.

Note 3. Restatement of Cash Flow Activities — Page 29

16.	Please revise future filings to clarify that the restatement is due to an error. Describe in more detail the nature of the error and how it was corrected including the accounts involved and the nature of the “certain changes.” Tell us why it appropriate to classify these amounts within operating activities and not investing activities. Explain why 2003 is the only period impacted.

Response — In future filings, the Company will revise its footnote disclosure to describe in more detail the nature of the error and how it was corrected. The Company’s proposed disclosure related to June 30, 2003 restatement of cash flow activities is as follows:

“During the fourth quarter of fiscal 2004, the Company implemented a new process to capture and analyze the various financial data used in the preparation of the consolidated statement of cash flows.

During the testing of the new process, the Company discovered an error in the consolidated statement of cash flow for the year ended June 30, 2003. The Company’s old process was based on a Hyperion-based calculated cash flow model which recorded the change in “other assets” as an investing activity. The old process required manual analysis and adjustment to identify and properly classify changes in other assets, such as deferred taxes and prepaid pensions, as operating activities. The Company made a clerical error in this process in its cash flow statement for the fiscal year ended June 30, 2003. The result of this

Securities and Exchange Commission
January 31, 2005

error was an overstatement of cash provided from operating activities and an overstatement of cash used for investing activities.

In the Form 10-K for fiscal 2004, cash provided from operating activities and cash used for investing activities were restated in the consolidated statement of cash flows for the year ended June 30, 2003 as follows (in thousands):

		Originally
	Restated	Reported
Cash provided from operating activities	$304,872	$349,473

Cash used for investing activities	$(249,225)	$(293,826)

For the Company’s fiscal 2004 quarters ended March 31, December 31 and September 30 and for the year ended June 30, 2002, similar errors relating to the classification of other assets did occur in these periods. The impact of such errors on reported cash provided from operating activities and cash used for investing activities was not material.”

Supplementally, the Company is providing in Appendix 16 a table with the impact of the errors on reported cash provided from operating activities and cash used for investing activities for each of the quarters of fiscal 2004 as well as fiscal year 2002 as reported in Form 10-K or Form 10-Q. Based on this analysis, the Company concluded that the impact of the error on reported cash provided from operating activities and cash used for investing activities was not material.

Note 15 — Segment Information — Page 41

17.	We note that you present information by region twice for 2002 and 2003. Moreover, the amounts for the two presentations in 2002 and 2003 do not agree. For example, we note the following:

(A)	The first 2002 table — (a) excludes income tax expense and (b) appears to include the net income, asset, and capital expenditures allocations for 2003.

(B)	The first 2003 table — (a) excludes net income and (b) appears to include the asset and capital expenditures allocations for 2004.

Please reconcile and revise future filings.

Response — The Company reviewed Note 15 — Segment Information on page 41 of Molex’s Form 10-K via the SEC website and confirmed that there is only one table with the three years presented, 2004, 2003 and 2002. Each year included the following required eight line items for the seven columns presented: Customer revenue, Intercompany revenue, Total revenue, Depreciation and amortization, Income tax expense, Net income, Assets and Capital expenditures.

18.	We note that the sum of the long-lived assets presented on the bottom of page 41 for 2004 totals $1,672,276, which exceeds the actual amount of long-lived assets presented on your balance sheet. Supplementally provide details of this discrepancy. Revise future filings to reconcile such amounts as appropriate.

Securities and Exchange Commission
January 31, 2005

Response — The Form 10-K information presented at the bottom of page 41 labeled “long-lived assets” for the significant foreign country disclosure erroneously represents “total assets”. Please refer to Appendix 18 for detail of “total assets” by significant foreign country.

In future filings, the disclosure will be revised to show only property, net (fixed assets), not total assets, for the significant foreign countries as follows:

Property, Net:	2004	2003	2002
United States	$344,715	$376,607	$445,799
Japan	266,501	252,923	268,998
China	105,448	92,947	77,160

Item 9A. Controls and Procedures — Page 43

19.	We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of the end of June 30, 2004. In light of subsequent events (i.e., see November 13, 2004 Form 8-K and 8-K/A), please tell us why you believe that no amendment is required to this disclosure.

Response — As the Staff acknowledged in Release 34-47986 (June 5, 2003) at II.E, the conclusion with respect to disclosure controls and procedures requires an evaluation of effectiveness overall. Further, as acknowledged by the Staff, disclosure controls and procedures cannot provide an absolute level of assurance. See Release 34-47986 (June 5, 2003) at II(F)(4). For the reasons set forth below, Molex believes that no amendment of the conclusion with respect to the effectiveness of disclosure controls and procedures as of June 30, 2004 should be required.

During the quarter ended September 30, 2004, Molex identified a deficiency in the design of its internal controls related to the manner in which the Company conducted intercompany inventory profit eliminations at the completion of each prior financial reporting period. Specifically, in-transit intercompany inventory inadvertently was not included in the Company’s calculation of profit-in-inventory elimination for prior periods. Intercompany transactions which were not in-transit as of the end of the financial reporting period were not impacted by this omission and were appropriately reflected in the Company’s historical financial statements. As described in the response to comment 35, Molex subsequently changed its internal control over financial reporting to include additional processes designed to provide reasonable assurances that the profit-in-inventory component of goods-in-transit associated with intercompany transactions is eliminated in the preparation of the Company’s consolidated financial statements.

Molex’s disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Release 34-47986 (June 5, 2003). As previously disclosed and as described in the response to comment 31, Molex concluded that the amounts related to fiscal 2004 and prior years are not material, either individually or in the aggregate, to the trends of the financial statements for those periods affected, or to a fair presentation of Molex’s results of operations and financial statements. This deficiency did not prevent Molex from preparing financial statements in accordance with GAAP.

Securities and Exchange Commission
January 31, 2005

Molex’s disclosure controls and procedures provide that all information required by the terms of representation letters be disclosed to the Company’s auditors. Molex believed and continues to believe that this control, common among public companies, is appropriate and adequate. Molex’s former CEO and CFO failed to disclose the profit-in-inventory issue to Deloitte prior to signing the representation letter in September 2004. Molex’s former CEO and CFO concluded that the profit-in-inventory issue was not material, but they failed to understand that its prior disclosure was required by the terms of that representation letter. The Audit Committee concluded and the Company agrees that the profit-in-inventory issue should have been disclosed to Deloitte prior to the former CEO and CFO signing the representation letter. Molex’s former CEO and CFO did subsequently report the profit-in-inventory issue to Deloitte and the Audit Committee. The Audit Committee with the assistance of an independent legal advisor and its accounting advisor conducted an inquiry related to the circumstances surrounding this matter. The former CEO and CFO no longer serve in such positions or in any other position that involves or has significant influence over accounting, financial reporting or internal control matters. (Please be advised supplementally that the former CEO and CFO have been assisting their successors in connection with their transition to such positions and, as resources of relevant information, have been involved with the preparation of this letter.) Molex believes that the failure to timely identify the profit-in-inventory issue to Deloitte reflects human error rather than ineffectiveness in disclosure controls and procedures. Molex believes that despite this instance of human error, and in light of Molex’s response to that error, the Company’s disclosure controls and procedures were effective as of June 30, 2004.

Subsequent to the filing of the Form 10-K for the year ended June 30, 2004, Molex has, in response to the adjustments described in comments 32, 33 and 44 below and as part of its preparation for compliance with Section 404 of Sarbanes-Oxley, implemented further changes to its internal controls over financial reporting in fiscal 2005 relating to modification of the software logic used to calculate inventory reserves, modification of the Company’s software to calculate accrued vacation time, and increasing the frequency and rigor of the Company’s SFAS 5 reviews. Molex does not believe that any of such changes has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Further, the absence of such changes did not prevent Molex from preparing financial statements in accordance with GAAP.

20.	Please tell us and amend to disclose the specific types of assets and liabilities affected by the error, the nature of the “certain changes” to which you refer, the reason why the error occurred and was not previously detected, and how the error came to be detected. What have you done to ensure that there are no similar errors and that all errors have been corrected?

Response — The Company will amend its 10-K for Item 9A — Controls and Procedures to describe in more detail the nature of the error and how it was corrected.

The nature of “certain changes” refers to the year over year change in “other asset” accounts which had been classified as investing activities when they were in fact operating activities.

The error occurred because activity in these accounts, previously insignificant, increased in the year ending fiscal 2003. In addition, the Company made a clerical error of $25.4 million in its manual adjustment to reclassify the change in deferred income taxes and pension to operating activities which made the error larger for fiscal 2003.

Securities and Exchange Commission
January 31, 2005

The error came to be detected as part of the Company’s implementation of a new process to capture and analyze the various financial data used in the preparation of the consolidated statement of cash flows.

To ensure there are no similar errors and that all errors have been corrected, the Company has implemented new accounts for intangibles, investments, deferred taxes and prepaid pensions for better capture of cash flow activities, a quarterly cash flow checklist and a mathematical check balancing mechanism in the program used to calculate the cash flows.

The Company’s proposed disclosure related to the restatement of cash flow activities is as follows:

“During the fourth quarter of fiscal 2004, the Company implemented a new process to capture and analyze the various financial data used in the preparation of the consolidated statement of cash flows.

During the testing of the new process, the Company discovered an error in the consolidated statement of cash flow for the year ended June 30, 2003. The Company’s old process was based on a Hyperion-based calculated cash flow model which recorded the change in other assets as an investing activity. The old process required manual analysis and adjustment to identify and properly classify changes in other assets, such as deferred taxes and prepaid pensions, as operating activities. The Company made a clerical error in this process in its cash flow statement for the year ended June 30, 2003. The result of this error was an overstatement of cash provided from operating activities and an overstatement of cash used for investing activities.

In the Form 10-K for fiscal 2004, cash provided from operating activities and cash used for investing activities were restated in the consolidated statement of cash flows for the year ended June 30, 2003.

The Company’s new cash flow reporting process, which identified the fiscal 2003 error, was designed to improve management’s ability to analyze and review all significant cash flow activity. The Company also developed a quarterly cash flow checklist, as a further control procedure. To specifically address the error described above, the Company added separate balance sheet accounts in its Hyperion reporting system for intangibles, investments, deferred taxes and prepaid pensions. The Company believes that the new cash flow process and additional review procedures will ensure that future errors are prevented.”

Supplementally the Company advises the Staff that for the Company’s fiscal 2004 quarters ended March 31, December 31 and September 30 and for the year ended June 30, 2002, similar errors relating to the classification of other assets occurred in these periods. The impact on reported cash provided from operating activities and cash used for investing activities was not material. (See Appendix 16 for further information.)

Schedule II — Page 47

21.	Please provide us with a summary schedule of the significant components of your reserve for receivables and inventories. Explain how you calculate these reserves.

Securities and Exchange Commission
January 31, 2005

Explain why the reserve for accounts receivable has remained basically unchanged over the past three years. Why is the reserve necessary and what does it represent? Provide us with both quantitative and qualitative explanations. Relate your response to your accounting policy footnote which states that your reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management’s evaluation of customer credit risk. Why do you use the term “generally”? What other methods do you use? Quantify the aging of your receivables for the past three fiscal years and relate the aging to your reserve requirements. Tell us why the amount of accounts written off in each of the last three fiscal years is immaterial and relate this history of accounts written off to your reserve balance.

Response — The Company provides supplementally the following information:

•	Appendix 21.1 — Roll-forward schedule of the reserve for receivables;

•	Appendix 21.2 — Roll-forward schedule of the reserve for inventories and summary of significant components; and

•	Appendix 21.3 — Receivables aging as of June 30, 2004 and 2003. The receivable aging data as of June 30, 2002 is not readily available.

Receivables. The Company has provided an overall reserve of 3.5% on its accounts receivable for estimated returns and allowances, including distributor inventory and price allowances, and potential bad debts. In addition to the 3.5% general reserve, the Company records a 100% reserve for specific amounts determined to be bad or doubtful. This includes customer bankruptcies, accounts placed with collection agencies, and customers severely delinquent in their payments but not yet in bankruptcy or at a collection agency.

With regard to why the accounts receivable reserve is necessary, what it represents, and why it has remained basically unchanged, the Company provides the following information:

•	From a qualitative point of view, the reserve is necessary due to the Company’s revenue recognition policy which states that estimated returns and allowances will be accrued at time of shipment. In addition, an allowance for doubtful accounts is recorded based on management’s assessment of collectibility and historical bad debt experience.

•	From a quantitative point of view, please refer to Appendix 21.1 for the change in the reserve and the three year history of charges against the account.

•	Although the absolute dollar amount of the accounts receivable reserve balance has not changes significantly over the last three fiscal years, the Company’s trade accounts receivable balance has increased. The overall reserve reduction, as a percentage of accounts receivable is the result of improving business conditions since the significant downturn in the electronics industry in the first half of calendar year 2001, as well as recovery of customer bankruptcies in Korea.

For fiscal years 2004, 2003 and 2002 the amount of bad debt write-offs was $1.5 million, $1.0 million and $1.6 million respectively. While these write-offs for bad debts are not material and represent a small portion of the reserve, payments for returns and allowances have been approximately $47 million per year over the last three fiscal years. The majority of the reserve is to cover these returns and allowances.

Securities and Exchange Commission
January 31, 2005

With regard to the reserve for bad debt, the Company used the term “generally” in its footnote disclosure under revenue recognition because in addition to the reserve for potential bad debts, the Company also reserves for specific known collection issues. No other methods for reserve calculation are used.

Please refer to the Company’s response to comment 44 below for a discussion of the Company’s review of all its accounts receivable reserve.

Inventory. The inventory reserve is calculated for three specific components of inventory: slow moving and excess inventory, blocked stock and other.

The Company has a standard policy for the determination of slow moving and excess inventory. The calculation compares for each material the quantity on hand in inventory to sales and consumption to determine if any of the material is slow moving or excess. On hand inventory quantities in excess of 3 months usage and 2 times open orders are considered slow moving. On hand inventory quantities are considered excess if there is no usage for the prior 3 months and no open sales orders over the next 6 months. The Company provides a 100% reserve for slow moving and excess inventory, subject to adjustment for planned or expected usage of the calculated slow-moving and excess quantities.

Blocked stock represents inventory that has been quarantined and is awaiting quality disposition. Any inventory in blocked stock over 30 days is reserved for at 100%.

The other inventory reserve covers other inventory losses such as physical inventory adjustments and cycle count variances and inventory revaluation. It is based on historical experience.

Based on the additional information in Appendix 21.2 which the Company is providing and will be providing in future filings, each individual reserve and the amount of activity charged to income for each reserve can be more clearly analyzed.

Please refer to the Company’s response to comment 44 below for a discussion of the Company’s review of all its inventory reserve.

Form 10-Q for the Quarterly Period Ended September 30, 2004

22.	We note from Exhibit 16.1 of your Form 8-K/A dated November 13, 2004 that Deloitte & Touche LLP did not complete their review of your quarterly report on Form 10-Q for the quarter ended September 30, 2004 prior to their resignation. As such, please tell us the basis for your statements in the September 30, 2004 Form 10-Q that Deloitte & Touche LLP were prepared to complete their review of your Form 10-Q “in substantially the form hereof by the November 15 extended deadline for such report.” This statement suggests that Deloitte & Touche had completed their review. Since their letter states otherwise, you should remove any disclosures that suggest they had completed their review.

Response — In order to avoid any inference that Deloitte & Touche LLP (Deloitte) had completed its review of such financial statements, the Company will remove this disclosure in the amendment to its Form 10-Q for the quarter ended September 30, 2004. The Company agrees that Deloitte had not completed its review of the Company’s unaudited

Securities and Exchange Commission
January 31, 2005

financial statements included in the Form 10-Q, and prominently disclosed in the Form 10-Q filed on November 15, 2004 that such financial statements had not been reviewed by an independent public accountant as required by Rule 10-01(d) of Regulation S-X. Please be advised supplementally that the referenced statement was based on management’s beliefs following discussions with representatives of Deloitte, subject to Molex’s agreement to the conditions imposed by Deloitte as described in the continuation of such sentence in the November 15, 2004 Form 10-Q filing.

23.	Please file an amendment to your Form 10-Q that includes the entire filing together with the certifications required by Item 601(b)(32) of Regulation S-K.

Response — The amendment to the Company’s Form 10-Q for the quarter ended September 30, 2004 filed upon completion of the SAS 100 review will include the entire filing including the certifications required by Item 601(b)(32) of Regulation S-K.

Part I. Financial Information — Page 3

Item 1. Financial Statements — Page 3

24.	Upon completion of the review, when you file your amendment to the Form 10-Q, please include disclosure that the review was completed. Upon making such a statement, you would be required to include the review report in the amended Form 10-Q. See Item 10-01(d) of Regulation S-X.

Response — The amendment to the Company’s Form 10-Q for the quarter ended September 30, 2004 filed upon completion of the SAS 100 review will include disclosure that the review was completed, and the review report will be filed as Exhibit 15 thereto.

Note 1. Basis of Presentation — Page 7

25.	Please tell us and disclose where material, the amount and nature of the reclassifications.

Response — In its Form 10-Q for the quarter ended September 30, 2004, the Company reclassified, for the quarter ended September 30, 2003, (a) equity income of $2,183,000 from SG&A to a separate line item in other income, and (b) loss on sale of property, plant and equipment of $1,564,000 and foreign currency exchange loss of $666,000 to cost of sales. The Company believes the reclassifications made for the quarter ended September 30, 2003 are not material and therefore no further disclosures are required.

26.	Please revise and refer to Note 10 since you do not comply with Item 10-01(d) of Regulation S-X.

Response — The Company will delete Note 10 in its amended Form 10-Q which includes financial statements that have been reviewed by the Company’s independent auditor.

Note 2 — Restatement of Cash Flow Activities — Page 7

27.	We note that you have foreign operations. Please tell us in sufficient detail how you calculate your statements of cash flows and how that method complies with paragraph 25 of SFAS 95. We note the restatement made in your September 30, 2004 Form 10-Q for the cash flows previously reported for the first quarter of fiscal 2004.

Securities and Exchange Commission
January 31, 2005

Explain how you previously calculated those cash flows and how you subsequently measured them. Have you determined that there are no similar errors in the cash flow statements for the other quarterly periods in fiscal 2004? Why did the adjustment only impact cash flows from operating activities and not investing and financing activities too?

Response — The Company has foreign operations and uses the Hyperion Financial Management (HFM) system solution for its worldwide consolidation of all entities. All foreign entities input financial data in their respective local currencies and HFM translates all data into US dollars for consolidated reporting purposes. For the cash flow statement, the Company uses a 12-point weighted average exchange rate method for reporting the effect of exchange rate changes on cash balances held in foreign currencies as permitted by paragraph 25 of SFAS 95. Each point represents one calendar month.

Regarding the restatement made in the September 30, 2004 Form 10-Q for the cash flows previously reported for the first quarter of fiscal 2004, the Company calculated the cash flows as it had in prior years.

The restatement made to the Company’s statement of cash flows for the first quarter ended September 30, 2003 was due to a typographical error. The data from the Hyperion-based cash flow calculation was input into an Excel spreadsheet that was used for the Form 10-Q. The Excel spreadsheet formula reflected this type of error in the line “Effect of exchange rate changes on cash and cash equivalents”. As a result there was an understatement of “Cash provided by operating activities” and an overstatement in the “Effect of exchange rate changes on cash and cash equivalents” and no change to the investing or financing activities portions of the cash flow statement. This error did not carry over into any subsequent period in fiscal 2004. The Company is not aware of any similar errors in the cash flow statements for the other quarterly periods in fiscal 2004.

Please refer to Appendix 29 to see the cash flows as originally reported and restated for the quarter ending September 30, 2003. Please refer to the response to comment 20 for a discussion of the Company’s changes to its cash flow reporting process.

28.	Where you discuss a restatement, you should describe the nature of the error and its correction in sufficient detail. For example, you refer to “certain changes” instead of explaining the nature of those changes. You refer to a “clerical error” instead of explaining the nature of the error and whether the error impacted other periods. How will you ensure that future errors are detected and corrected in a timely manner? Why is the error not addressed in Item 4 — Controls and Procedures?

Response — The Company addressed the error and the changes to its cash flow process in its 10-K for fiscal 2004 under Item 9A — Controls and Procedures. As advised by the Staff in comment 20, the Company will amend its 10-K for Item 9A — Controls and Procedures to describe in more detail the nature of the error in its cash flow statement, how it was corrected and what has been done to prevent errors in the future. Please refer to the Company’s response to comment 20 for the Company’s proposed disclosure.

The Company’s amended Form 10-Q for the quarter ended September 30, 2004 will clarify the “clerical error” in the condensed consolidated statement of cash flows for the three months ended September 30, 2003. Please refer to the response to comment 29 for the Company’s proposed footnote disclosure.

Securities and Exchange Commission
January 31, 2005

29.	You disclose that the restatement was not material for the 2004 quarters. Does this mean that you did not restate the September 30, 2003 statement of cash flows? If so, please tell us why and revise to clarify. How and when will you reflect the correction for fiscal 2004? That is, will you only reflect the change in your next 10-K? Was the change entirely allocable to the fourth quarter? Please supplementally show us the amount of the adjustment for the three months ended September 30, 2003 as a result of the change.

Response — Please refer to the Company’s response to comment 16 and Appendix 16 for the Company’s discussion and analysis relating to the restatement for the “other asset” error. This restatement was not material for the 2004 quarters, which includes the quarter ending September 30, 2003. Therefore, the Company did not restate the September 30, 2003 statement of cash flows for the “other asset” error.

Please note that in the Form 10-Q amendment for the fiscal period ended September 30, 2004 the Company will not include disclosure of the cash flow error for the year ended June 30, 2003 and reflected in the fiscal 2004 Form 10-K, as they do not relate to the error in the quarter ended September 30, 2003.

Please refer to Appendix 29 to see the cash flows as originally reported and restated for the quarter ending September 30, 2003 for the “typographical error”.

Further, the Company will revise Note 2 to read as follows in the Form 10-Q amendment for the fiscal quarter ended September 30, 2004 (in thousands):

“During the first quarter of fiscal 2005, the Company determined that it had made a clerical error in the condensed consolidated statement of cash flows for the three months ended September 30, 2003. The data from the Hyperion-based cash flow calculation was input into an Excel spreadsheet that was used for the Form 10-Q presentation. The Excel spreadsheet formula reflected this type of error in the line “Effect of exchange rate changes on cash and cash equivalents”. As a result there was an understatement of “Cash provided by operating activities” and an overstatement in the “Effect of exchange rate changes on cash and cash equivalents” and no change to investing or financing activities. This error did not carry over into any subsequent period in fiscal 2004 and the Company determined that there were no similar errors in the cash flow statement for the other quarterly periods in fiscal 2004.

Cash provided from operating activities and the effect of exchange rate changes on cash and cash equivalents has been restated in the condensed consolidated statement of cash flows for the three months ended September 30, 2003 as follows (in thousands):

		Originally
	Restated	Reported
Cash provided from operating activities	$42,909	$31,909

Effect of exchange rate changes on cash and cash equivalents	$1,164	$12,164

Securities and Exchange Commission
January 31, 2005

Note 3. Prior Year Adjustment — Page 8

30.	Please explain to us in more detail the nature of the error resulting in an adjustment related to the omission of “certain” intercompany inventory in your profit-in-inventory calculation. What was the “certain” inventory? How was the error detected and what have you done to prevent the error from recurring? How did you calculate the amount of the restatement and why? How many years were impacted and how were you able to determine the correct starting point for your analysis? How did you determine which amounts relate to each fiscal year? Since the adjustment relates to profit in inventory, does the adjustment in one fiscal period reverse in subsequent fiscal periods when the inventory is finally sold to an end-user, third-party customer? If so, is the $8.0 million in your disclosure the net effect to income before taxes in the current period? Please tell us and disclose the effect of the error for each period that you have not restated. Tell us and disclose the amount and where you reflected the adjustment in your statement of operations, balance sheet, and statement of cash flows. Did the adjustment impact your balance sheet accounts for intercompany receivables and payables and inventory? Did you book the adjustment on a gross basis by eliminating intercompany sales and cost of sales? Why do you only discuss a net impact of $8.0 million in MD&A? Revise your disclosures throughout the filing to consider the additional information provided in response to our comment.

Response — The error resulting in an adjustment to the Company’s profit-in-inventory calculation centers on the inadvertent omission of in-transit inventory (“certain intercompany inventory”) in the calculation of profit-in-inventory.

The Company discovered the error while analyzing the profit-in-inventory requirements for the on-hand inventories and trying to relate its profit-in-inventory elimination to overall gross profit margin. It discovered that the inventories upon which the profit-in-inventory calculation was applied were understated by the inventories in-transit. The Company has subsequently modified its procedures to ensure that the profit-in-inventory elimination is recorded on both the on-hand and in-transit intercompany inventory.

The amount of the restatement was calculated by using the Company’s intercompany receivable - intercompany payable system to calculate total product flows between entities and then identifying for each entity the amount still in-transit at month end.

The Company went back to fiscal 1999 to determine if the error was present at that time. It appears the Company had not accounted for in-transit inventory as part of its profit-in-inventory calculation in any prior period.

In order to determine which amounts relate to each fiscal year for the years between 1999 and 2004, the Company calculated the in-transit inventory by using the above intercompany receivable — intercompany payable system to quantify total product flows and then identifying the amount still in-transit at month end.

As the adjustment relates to profit-in-inventory the adjustment in one fiscal year in fact does reverse in subsequent fiscal periods when the inventory is sold to an end-user, third party customer.

Securities and Exchange Commission
January 31, 2005

The $8.0 million in the Company’s disclosure is the pre-tax effect, not a net effect to income. The estimated impact to net income would be approximately $5.7 million. The term “net” was not used in Note 3 of the Form 10-Q for the quarter ending September 30, 2004. However, to clarify, the cumulative estimated impact of the error is $8.5 million with a related reserve overstatement (attributable to profit-in-inventory on the on-hand intercompany inventory) reducing this by $0.3 million and rounding for convenience of $0.2 million to arrive at an impact, as disclosed, of $8.0 million.

Below is the in-transit inventory at June 30, 1999 through 2004 and estimated profit-in-inventory impact for each period that has not been restated (in thousands):

	1999	2000	2001	2002	2003	2004
In-transit inventory	$16,672	$21,293	$18,734	$16,705	$17,663	$27,688
Estimated pre-tax Profit-in-inventory:
Cumulative effect	$5,400	$6,500	$4,300	$4,700	$5,000	$8,000
Fiscal year effect		1,100	(2,200)	400	300	3,000

Because the cumulative effect of the error at June 30, 2004 of $8.0 million was not material to the results or the trend of earnings for fiscal 2004 (fiscal 2004 pre-tax income of $240 million compared to fiscal 2003 pre-tax income of $110 million), the Company did not make an adjustment to correct this error in fiscal 2004, but rather corrected it and disclosed the correction in the period in which the error was discovered, which was the quarter ended September 30, 2004.

The Company recorded the $8.0 million profit-in-inventory adjustment as a reduction to inventories and a charge to cost of sales. The adjustment did not impact the balance sheet accounts for intercompany receivable or payables. The Company did not book the adjustment on a gross basis by eliminating intercompany sales and cost of sales.

The Company will amend its Form 10-Q for the quarter ended September 30, 2004 to revise Note 3 with respect to this error as follows:

“Included in cost of sales for the three months ended September 30, 2004 is charge of $8.0 million ($5.8 million after-tax or $0.03 per share) for the cumulative effect of an error in prior years. This error related to the inadvertent omission of in-transit intercompany inventory in the Company’s calculation of profit-in-inventory elimination. Of the cumulative amount, approximately $3.0 million ($2.2 million after-tax) related to fiscal 2004, $0.3 million ($0.2 million after-tax) related to fiscal 2003, and $0.4 million ($0.3 million after-tax) related to fiscal 2002.

The Company has concluded that the amounts related to fiscal 2004 and prior years are not material, either individually or in the aggregate, to the trends of the financial performance for those periods affected, or to a fair presentation of the Company’s results of operations and financial statements. Accordingly, results for fiscal 2004 and prior years have not been restated.”

31.	We note that you believe that because the misstatement is immaterial to prior periods, you should correct the misstatement in the current period. However, we believe that, if the reversing or carryover effects of a prior period misstatement is

Securities and Exchange Commission
January 31, 2005

material to the current period financial statements, the correction of the prior period misstatement should be reported as a prior period adjustment in accordance with APB 20 (that is, the financial statements of prior periods should be retroactively restated). See SAB Topic 5:F and “Remarks Before the 2004 AICPA National Conference on Current SEC and PCAOB Developments by Russell P. Hodge, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission, Washington, D.C. December 6, 2004.” Please supplementally provide us with your quantitative and qualitative analysis of how you concluded that the charge was not material to the September 30, 2004 interim period or to any prior period.

Response — Please refer to the Company’s response to comment 30 for details of the pre-tax effect in prior years. Please also refer to Appendices 44.2, 44.3, 44.4 and 44.5 for the Company’s summary of errors, changes in estimates and other adjustments in response to comment 44.

The Company concluded that the misstatement was not material to any prior year. The Company also considered qualitative factors, including its impact on trends, as contemplated by SAB 99 and the materiality standard articulated in TSC Industries, Inc. v. Northway, Inc. 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988). Further, the Company evaluated whether the misstatement should be reported as a prior period adjustment because it would be material to the current period. This evaluation was made in the context of the relevant accounting literature, APB 28, paragraph 29, which states:

“In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Based on Molex’s estimated fiscal 2005 pre-tax income, the Company concluded that the correction of the prior years’ error would not be material to fiscal 2005 or the trend of earnings and accordingly should be recorded in the quarter ended September 30, 2004, with separate disclosure in the financial statements for the quarter. The Company’s forecast of fiscal 2005 pre-tax income is set forth in Appendix 44.5.

32.	With respect to the reversal of $2.7 million of a prior year insurance accrual which was no longer required, please tell us why and when the amount was originally accrued and how the amount accrued was measured. Cite the accounting literature upon which you relied. Then tell us why it was appropriate to reverse $2.7 million in the three months ended September 30, 2004. Address both the timing and the amount of the reversal. Tell us why you reflected this amount within cost of sales.

Response — Prior to fiscal 1997, the Company had never experienced a property claim in excess of $200,000. During fiscal 1998 through fiscal 2001, Molex experienced several large claims related to property damage or a combination of property damage and business interruption. In June 1998 there was a fire in Malaysia ($3 million), in September 1998 Hurricane George damaged Molex’s rented facility in Puerto Rico ($1 million), in May 1999 a fire at a plating supplier in Germany destroyed Molex inventory ($1 million), and in October

Securities and Exchange Commission
January 31, 2005

2000 a mudslide in Mexico damaged a rental facility ($0.5 million). As Molex’s deductible was $10,000 during this period, there was no financial statement impact.

For fiscal years ended June 30, 2002 and 2003, the overall property insurance market stiffened. For the fiscal year ended June 30, 2002 the minimum global deductible on property claims increased from $10,000 to $500,000. For the fiscal year ended June 30, 2003 the minimum global deductible increased to $750,000.

During fiscal 2001, Molex experienced its first product recall claim and accrued the deductible related to this claim.

For the year ended June 30, 2002, Molex recorded a $500,000 reserve. As Molex continued to see further exposures mount, in particular, property deductibles in Japan, Molex accrued an additional $2,200,000 in the year ended June 30, 2003. Based on the history of claims from fiscal 1998 to fiscal 2001, the Company concluded at that time that it was probable that a claim would occur and recorded a reserve of $500,000 at June 30, 2002 and increased it to $2,700,000 at June 30, 2003.

The Company reviewed its self-insurance accrual, during its first quarter close, and concluded that it did not meet the conditions for recording a loss contingency reserve under SFAS 5. Accordingly, Molex reversed the $2,700,000 reserve in cost of sales for the three months ended September 30, 2004.

Molex accounts for property insurance costs as period manufacturing costs. As a result, the accrual and the reversal of such reserve was reflected in cost of sales.

33.	With respect to the reduction of $1.5 million in your inventory allowance, please tell us why and when the amount was originally accrued and how the amount accrued was measured. Cite the accounting literature upon which you relied. Then tell us why it was appropriate to reverse $1.5 million in the three months ended September 30, 2004. Address both the timing and the amount of the reversal. Supplementally tell us how your accounting complies with ARB 43, Chapter 4, footnote 2 and SAB Topic 5.BB — Inventory Valuation Allowances. Pursuant to SAB Topic 5.BB, a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Response — Please refer to the response to comment 21 for an overview of the Company’s inventory reserve components.

During the first quarter of fiscal 2005, the Company determined that the software calculating slow and excess inventory reserve was not properly excluding component inventory (as the policy was intended) in the measurement of what the Company considers slow moving and excess inventory. The program classified components as slow and excess when in fact there were alternative uses for the components. A modification to the software was started. The Company estimated $1.0 million as the impact of this overstatement in system-generated slow and excess and made an entry for this amount in the first quarter to correct this error. The Company considers this adjustment a correction of an error and not a write-up of inventory reserved as of June 30, 2004. The Company believes its accounting is in conformance with ARB 43, Chapter 4, footnote 2 and SAB Topic 5.BB.

Securities and Exchange Commission
January 31, 2005

During the second quarter the Company completed this software modification and is correcting another error in the program with regard to rounding the “times usage calculated.” This correction will be completed in the fiscal quarter ending March 31, 2005 The net effect of this correction is $0.1 million. See the Company’s response to comment 44 and Appendix 44.3.

A $0.5 million reduction to the other inventory reserve was also recorded as a change in estimate to reflect an average of actual experience over the prior two fiscal years.

Item 4. Controls and Procedures — Page 13

34.	We note your statement that the chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective “except as discussed below.” Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response — The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment has been revised in response to the comment, as set forth on Exhibit A hereto, to clearly state the conclusions reached by the Company’s principal executive officer and principal financial officer as to the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2004. As indicated in the revised disclosure, while the Company identified and took remedial action with respect to the deficiencies described therein during the fiscal quarter ended September 30, 2004, the Company’s principal executive officer and principal financial officer concluded that these deficiencies did not impair the effectiveness of the Company’s overall disclosure controls and procedures as of September 30, 2004.

35.	Please revise to provide the disclosures regarding changes to the Company’s internal control over financial reporting required by Item 308(c) of Regulation S-K. If there are any such changes to disclose, please specifically identify each of those changes and discuss how each change has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Response — The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment has been revised, as set forth in Exhibit A attached hereto, to provide the disclosures regarding changes to the Company’s internal control over financial reporting during the fiscal quarter ended September 30, 2004 required by Item 308(c) of Regulation S-K. As described in the revised disclosure, Molex does not believe that any of such changes has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. This determination with respect to materiality was based upon the impact on the Company’s internal control over financial reporting and the materiality

Securities and Exchange Commission
January 31, 2005

standard articulated in TSC Industries, Inc. v. Northway, Inc. 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988), as contemplated by the Staff in Q&A 9, “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions” (revised October 6, 2004). The Company has nevertheless included in the revised Part I, Item 4 disclosure attached as Exhibit A hereto disclosure identifying changes to the Company’s internal control over financial reporting which were implemented during the reporting period in order to provide fuller disclosure to investors and in view of the circumstances surrounding the resignation of the Company’s former auditor.

Please note supplementally that subsequent to the end of the fiscal quarter ended September 30, 2004, Molex has implemented further changes in its internal control over financial reporting as described in the response to comment 44 below.

36.	We note that management has established a remediation plan to correct the deficiency in internal controls and has discussed the plan with the Audit Committee. Please provide us with a copy of this plan. Revise your disclosures as follows:

(A)	Summarize the nature of the deficiencies.

(B)	Discuss how the deficiencies were discovered and by whom.

(C)	Discuss your plans to correct the deficiencies. Separately discuss what actions you have taken and what actions you plan to take and when you plan to take them.

(D)	Why do you state that you will continue to evaluate the effectiveness of your disclosure controls and procedures and take corrective action as appropriate? This statement suggests that you are in the process of performing an evaluation. Please tell us and revise to clarify.

(F)	Why does the disclosure not address the problems related to your cash flow statements, insurance accrual, and accounts receivable reserve?

Response — The referenced remediation plan referred to the changes to the Company’s internal control over financial reporting to include additional processes designed to provide reasonable assurances that the profit-in-inventory component of goods-in-transit associated with intercompany transactions is eliminated in the preparation of the Company’s consolidated financial statements. The Company’s plan of remediation is set forth in Appendix 36. In addition, the Audit Committee report, which is being provided to the Staff as Appendix 45 in response to comment 45 below, contains additional recommendations subsequently adopted by the Company, including Molex’s intention to add a new director to the Board who would serve on the Audit Committee and qualify as a “financial expert,” to hire a CFO to replace the Company’s Acting CFO, who would continue to serve as an Executive Vice President and President, Far East South of Molex, to hire a Chief Accounting Officer, and to conduct management and Audit Committee training on accounting, financial reporting and internal controls. As an interim measure, the Audit Committee has engaged Charles A. Bowsher as an accounting advisor to assist the committee.

(A), (B) and (C) The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, attached as Exhibit A hereto, summarizes the nature of the deficiencies, discloses how the deficiencies were discovered and by whom and discusses Molex’s planned actions in response thereto.

(D) Please note that the statement regarding the continued evaluation of disclosure controls and procedures was intended to reflect the Company’s belief that disclosure controls and

Securities and Exchange Commission
January 31, 2005

procedures should be monitored on an ongoing basis. However, in order to avoid any inference that the Company is in the process of performing an uncompleted evaluation of disclosure controls and procedures, the referenced disclosure will be deleted in the Form 10-Q amendment.

(F) Please be advised supplementally that disclosure regarding the Company’s cash flow statements was included in Item 9A of the Company’s Form 10-K for the fiscal year ended June 30, 2004, along with disclosure regarding the change implemented in the fourth quarter of fiscal 2004 in the process used to capture and analyze financial data used in the preparation of the Company’s cash flow statements. With respect to the insurance accrual, the disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, attached as Exhibit A hereto, has been revised to include disclosure of the insurance accrual reversal and the Company’s decision to increase the frequency and rigor of its SFAS 5 reviews. The disclosure does not address the Company’s accounts receivable reserve because, as described in the response to comment 44 below, the Company concluded that at the time the first quarter Form 10-Q was filed, such reserve as of September 30, 2004 was adequate and not excessive in all material respects. Disclosure regarding the accounts receivable adjustment described in comment 44 below based on a review conducted in the second fiscal quarter will be included in the Company’s Form 10-Q for the fiscal quarter ended December 31, 2004.

37.	Please supplementally tell us the nature of the additional disclosures that your former auditor advised you to include in your filings. Discuss whether or not you have included all of the recommended disclosures.

Response — Please be advised that the reference in Part II, Item 5 of the Form 10-Q filed on November 15, 2004 to “certain disclosures relating to the matters in question” to be agreed upon merely was a recognition that had Molex agreed to Deloitte’s conditions on November 13, 2004, the form of the draft Form 10-Q last reviewed by Deloitte and the Company would have necessarily required mutually acceptable modifications to reflect management changes and related matters. Following Deloitte’s subsequent resignation, no additional disclosures with respect to such matters was ever received from Deloitte.

38.	We note your statement that the signatories did not believe that the matter was required to be addressed in that letter. Does current management, including the current CEO and CFO, believe that in representing that there are no transactions that have not been properly record in the accounting records, and that no matters have come to management’s attention subsequent to the date of the financial statements that require consideration as adjustments or disclosures in the financial statements, matters such as the error in PII and the self-insurance reserve over-accrual need to be addressed when making such representations? Please tell us and revise to disclose. We note the statement on page 14 that Molex’s management is not aware of any information which would result in any adjustments to the financial information included in the Form 10-Q. Please confirm and describe any qualifications to that statement, if applicable.

Response — Molex’s current management, including the current CEO and CFO, fully understand that Molex’s disclosure controls and procedures provide that all information required by the terms of representation letters must be disclosed to the Company’s auditors and that such letters do not contain an implicit materiality qualification. As a result, such persons would not sign a representation letter to the Company’s auditor without prior

Securities and Exchange Commission
January 31, 2005

disclosure of all issues within the scope of such letter, including issues such as a profit-in-inventory issue or a self-insurance reserve issue that they are aware of at the time of signing the letter, even if identified after the end of the fiscal period. Responsive disclosure has been added to the revised disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto.

In accordance with Item 10-01(b)(8) of Regulation S-X, Note 1 to the interim financial statements for the fiscal quarter ended September 30, 2004 included in the Form 10-Q filed on November 15, 2004 included a statement that “[t]he unaudited financial statements have been prepared from the Company’s books and records and reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of information for the interim periods presented.” Similar language appeared in the Statement Regarding Review of Financial Statements preceding the financial statements in such filing. The disclosure regarding adjustments included in Part I, Item 4 was intended to, but inadvertently did not, correspond to the language in Note 1. The referenced language has been revised in the disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto, to conform the language in Item 4 to the similar language appearing in Note 1 to the interim financial statements. Please refer to the Company’s response to comment 44 for information which it has subsequently become aware of that requires adjustment in the financial results for the fiscal quarter ended December 31, 2004.

39.	Tell us and disclose in more detail the scope of the inquiry, who performed the inquiry, and the finding of the inquiry. Did the inquiry include (a) a resolution of the discrepancies between the facts as presented to Deloitte & Touche by the investigators and the information contained in the chronology, the comments made to Deloitte & Touche LLP by the then CEO and other information provided to Deloitte & Touche LLP by the Audit Committee Chairman, (b) a search of personal files and emails to determine whether other individuals had knowledge of the matters and whether there were other accounting matters or errors that had not been disclosed, and (c) determine whether any illegal acts occurred, all as suggested by Deloitte & Touche LLP and discussed in their letter dated November 30, 2004 included in Exhibit 16.1 in your November 13, 2004 Form 8-K/A. Please tell us and revise to disclose the additional information requested by Deloitte & Touche LLP and how the Committee responded to those requests.

Response — A copy of the written Audit Committee report is being provided to the Staff as Appendix 45 in response to comment 45 below.

The Audit Committee, with the assistance of an independent legal advisor (Bell Boyd & Lloyd LLC) and its accounting advisor (Navigant Consulting Inc.), conducted an inquiry related to the factual circumstances surrounding the profit-in-inventory issue as well as the reversal of a self-insurance reserve, including the timing and the facts surrounding the decision to disclose the matters to Deloitte, the extent of the former CEO’s and former CFO’s knowledge and understanding of matters at the time the management representation letters in connection with the financial statements for the year ended June 30, 2004 were signed and any facts that would lead to a conclusion of intentional misconduct or fraud concerning these matters or any unreported accounting irregularities. The inquiry was conducted by interviewing key personnel regarding their knowledge of the issues (including how and when they became aware of the issues), communications to and from such personnel regarding the matters, consideration they may have given to informing the Audit Committee or the independent auditor of the matters (including, to the extent they had

Securities and Exchange Commission
January 31, 2005

knowledge of the matters, why such information was not communicated), and whether they were aware of any other accounting issues that had been identified or discussed internally but not with the auditors. The inquiry also included a review of documents and files in the possession of the former CEO and former CFO and direct reports of the former CFO as well as email files to or from them related to the matters covered by the review.

As a result of the inquiry, the Audit Committee found that, on July 21, 2004, although lacking a full understanding of the scope of the issues involved or whether an error had actually occurred, the former CEO and former CFO knew of a possible profit-in-inventory error and it was estimated the potential aggregate effect would be in the range (pre-tax) of $6 million to $8 million. The Audit Committee also found that, while certain factual inconsistencies existed, none of the subject persons deliberately withheld information from Deloitte with the intent of affecting the Company’s financial statements and, while the profit-in-inventory issue should have been disclosed to Deloitte in the management representation letter, the signatories of the letter did not have any intention to deceive or mislead anyone. No additional adjustments or issues of any kind relating to possible accounting irregularities were identified as a result of the Audit Committee’s inquiry.

The Audit Committee presented the findings of the inquiry to Deloitte. Deloitte requested an expanded review of files and emails, a determination as to the existence of any violations of law and a further inquiry relating to certain inconsistencies in information previously communicated to Deloitte, statements of various persons during interviews and the chronology of events. In response, the Audit Committee’s independent legal counsel first confirmed with representatives of Deloitte the specific information Deloitte was requesting and then conducted additional file and email reviews and interviews. The Audit Committee found that the additional reviews and interviews did not change its findings previously communicated to Deloitte and communicated this conclusion to Deloitte. In particular, although inconsistencies existed, the Audit Committee found that the documents and emails reviewed corroborated the statements of the 15 people interviewed and found the former CEO’s explanation regarding the representation letter credible. Additionally, the Audit Committee informed Deloitte that nothing had come to their attention that reflected a violation of law.

The disclosure to be included in Part I, Item 4 of the Form 10-Q amendment, as set forth in Exhibit A attached hereto, has been revised in response to the comment.

Part II. Other Information — Page 15

40.	We note from your disclosure that Robert B. Mahoney was appointed as your Acting Chief Financial Officer on November 10, 2004. You also disclose that he will continue to serve as an Executive Vice President of Molex and as President, Far East — South. It appears that Mr. Mahoney may be physically located overseas based upon the disclosure in the definitive proxy statement you filed on September 15, 2004. Has Mr. Mahoney temporarily relocated to the U.S. while he performs his duties as Chief Financial Officer or does he continue to be located overseas? If he is still overseas, please address how he is able to oversee the accounting and financial reporting operations of your Company which are located in the United States? From the disclosure in Exhibit 16.1 of the November 13, 2004 Form 8-K/A, it appears that Mr. Mahoney also signed the representation letter given to Deloitte & Touche LLP dated August 20, 2004. Please confirm if true. Did Mr. Mahoney have knowledge of the PII errors when he signed the representation letter?

Securities and Exchange Commission
January 31, 2005

Response — As disclosed in Molex’s December 9, 2004 Form 8-K, Molex is seeking to hire a CFO to replace Mr. Mahoney in his role as the Company’s Acting CFO. Molex has engaged an executive search firm to assist in this search, and is actively conducting such search and evaluating potential candidates.

Mr. Mahoney’s principal residence is in Singapore, where he continues to serve as an Executive Vice President of Molex and as President, Far East — South. As disclosed in the Company’s periodic reports, Molex is a global company with manufacturing plants in 26 countries and with more than two-thirds of its sales derived from outside of the Company’s Americas region. As a result of his previous service at Molex corporate headquarters in Lisle, Illinois, including his eight years of previous experience overseeing the Company’s accounting and financial reporting operations during his service as the Company’s Treasurer and CFO from 1996 to January 2004, Mr. Mahoney has substantial familiarity with Molex’s accounting and financial infrastructure, personnel and policies and procedures. Through the Company’s financial and information systems, Mr. Mahoney has ready access in Singapore to key financial and other information regarding the Company’s performance. Mr. Mahoney oversees the Company’s accounting and financial reporting operations through a variety of means, including daily monitoring of financial information generated by the Company’s systems and flash reports, teleconferences and videoconferences with key personnel, email, and travel to the United States. During his service as Acting CFO, Mr. Mahoney expects to be physically present at the corporate headquarters in the United States for significant intervals, including the two to three weeks following the end of each reporting period and such other times as is deemed necessary or desirable.

Deloitte did not request that Mr. Mahoney sign a representation letter in connection with its audit of the Company’s financial statements for the fiscal year ended June 30, 2004. Mr. Mahoney was asked by the Company’s CFO then serving to sign a representation letter because of his prior service as Molex’s CFO, which service had ended in January 2004. Mr. Mahoney signed a representation letter (in the same form as the representation letters signed by the Company’s CEO and CFO then serving) and returned it to the Company’s CFO then serving. The representation letter signed by Mr. Mahoney was not provided to Deloitte until after Deloitte had issued its audit report with respect to the Company’s financial statements for the year ended June 30, 2004 and the Form 10-K for that fiscal year had been filed with the Commission. Mr. Mahoney’s only contact with respect to the profit-in-inventory issue prior to signing such representation letter was an inquiry from the Company’s CFO then serving regarding his familiarity with the treatment of in-transit inventory in connection with the profit-in-inventory calculation. Mr. Mahoney attributed the question to the fact that it was the CFO’s first fiscal year-end closing with the Company and expressed his belief that the manner in which the Company had historically calculated profit-in-inventory was appropriate, noting that the same manner had been used in prior fiscal years audited by the Company’s independent auditor. Mr. Mahoney does not recall being involved in any subsequent discussions regarding the profit-in-inventory issue until shortly prior to being named Acting CFO on November 10, 2004. At the time Mr. Mahoney signed the representation letter, he did not have knowledge of the profit-in-inventory errors subsequently disclosed in the Form 10-Q and was not aware of any disclosure items that he believed were required to be disclosed in such representation letter. Deloitte advised Molex on November 13, 2004 of its continued willingness to accept future representation letters from Mr. Mahoney.

Securities and Exchange Commission
January 31, 2005

Item 4.01 Forms 8-K filed November 11, 2004 and December 1, 2004 (8-K/A)

41.	Please provide us with a schedule of your fiscal year end fourth quarter 2003 and 2004, and quarter ended September 30, 2004 adjustments to close the books, or adjustments recorded in connection with or as a result of the audit or review. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net income (loss). Quantify the net effect of all adjustments on pre-tax income (loss). Also, tell us if any of the adjustments relate to prior periods. If so, explain the impact of such adjustments for each of the prior periods affected. For remaining adjustments, explain in detail why you believe the timing of each adjustment is appropriate.

Response — As requested, schedules of the Company’s adjustments to close the books and adjustments recorded in connection with or as a result of the audit or review for fiscal year end fourth quarter 2003 and 2004, and quarter ended September 30, 2004 adjustments are being provided in Appendix 41.

The timing of the adjustments not relating to prior years were appropriate as they were made in conjunction with the Company’s year end audit by Deloitte. Please note that no other adjustments, other than minor balance sheet reclassification adjustments, were proposed by Deloitte or were made by the Company.

The timing of the adjustments not relating to prior years made in the quarter ending September 30, 2004 were appropriate and consistent with the Company’s quarterly closing process.

42.	Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response — As requested, copies of all letters or written communications to and from the former accountants regarding any disagreements or reportable events (which matters are described in Item 4.01 of Molex’s November 18, 2004 Form 8-K filing) to management or the Audit Committee is being provided to the Staff as Appendix 42.

43.	Please provide us with the written chronology of events referred to in the November 30, 2004 letter from Deloitte & Touche LLP, included as Exhibit 16.1 in your November 13, 2004 Form 8-K/A.

Response — As requested, the written chronology of events referenced in the November 30, 2004 letter from Deloitte is being provided to the Staff as Appendix 43.

44.	Refer to the seventh paragraph discussion on page 3 of Exhibit 16 regarding the $3 to $4 million potential over accrual of the accounts receivable reserve. Please provide us with the written analysis referred to by Deloitte & Touche. Was the reserve adequate but not excessive at June 30, and September 30, 2004? Explain your response. Please note that it is not appropriate under U.S. GAAP to maintain “cookie jar” reserves whose reversal can be used to offset the effects of GAAP charges in your statements of operations. Please supplementally confirm whether or not management has reviewed all of the reserves on the books as of June 30, and September 30, 2004 and determined that the reserves are adequate and not excessive.

Securities and Exchange Commission
January 31, 2005

Response — As of June 30 2004 and September 30, 2004, the reserve for accounts receivable complied with the Company’s revenue recognition and reserve policies as outlined in the Critical Accounting Policies of the Company’s Form 10-K.

Please note that Deloitte’s letter of recommendation for fiscal 2004 included a specific recommendation on accounts receivable allowances. Deloitte’s recommendation stated “Management should confirm the reasonableness of the percentages used to compute the reserve based on an analysis of actual returns, allowances, rebates, and write-off activity by entity/region. Consideration should be made to analyze allowance activity by reason code. Management should consider whether an analysis should be performed by entity to validate the percentages used.”

The Company concluded that at the time its fiscal 2004 Form 10-K and fiscal 2005 first quarter Form 10-Q were filed all reserves on the books as of June 30 and September 30, respectively, were adequate and not excessive in all material respects.

Molex determined that it would perform a complete review of its accounts receivable reserves by entities during the second quarter of fiscal 2005, including a historical analysis of actual returns and allowances, customer price allowances (rebates) and bad debt write-offs. The written analysis referred to by Deloitte was a worksheet that included the Company’s preliminary estimate of the potential allowance adjustment. As the Company’s receivable reserve analysis was not complete, no adjustments were recorded at September 30, 2004. A copy of the worksheet that the Company believes was referenced by Deloitte is being provided supplementally in Appendix 44.1.

Subsequent to filing its Form 10-Q for the first quarter ended September 30, 2004, the Company has conducted a review of its receivable, inventory and other reserves.

•	As part of this review, the Company examined the method and frequency used to estimate the Company’s reserves. The Company has concluded that the methodology underlying the calculation of its reserves, and the frequency of reserve review, should be modified. The proposed change in methodology and frequency of review of receivable and inventory reserves are set forth in Appendix 44.2 and 44.3.

•	As part of this review and as discussed in response to comment 33, the Company completed the software changes to correct errors in its calculation of slow and excess components and is correcting rounding errors. The resulting adjustment is a reduction in the overall slow and excess reserve of $0.1 million.

•	As part of this review, the Company has discovered and has corrected an error in its accrual for vacation pay.

•	As part of this review and as discussed in the response to comment 7, the Company has discovered an error in its treatment of a gain contingency (earn-out).

A summary of the changes in estimate to its receivable and inventory reserves and a summary of errors discovered and corrected is contained in Appendix 44.4.

Securities and Exchange Commission
January 31, 2005

The adjustments summarized in Appendix 44.4 will be recorded by the Company in the second quarter of fiscal 2005 and disclosed in the notes to the condensed consolidated financial statements in the Company’s Form 10-Q for such quarter. The Company intends to include disclosure with respect to such adjustments in the Form 10-Q amendment for the quarter ended September 30, 2004, and will advise readers that additional information will be set forth in the Form 10-Q for the quarter ended December 31, 2004.

In determining to record these adjustments in the second quarter fiscal 2005, the Company considered the following:

Correction of Prior Years’ Vacation Accrual Error:

Please refer to Appendix 44.5 for effects on prior fiscal years. Effects on prior fiscal years are not material for any year. The Company concluded that the error correction should be recorded in the second quarter of fiscal 2005 in accordance with APB 28, paragraph 29, as cited in response to comment 31. Based on Molex’s estimated 2005 pre-tax income, the Company concluded that this $4.8 million correction of prior years’ errors would not be material to fiscal 2005 earnings or the trend of earnings and, accordingly, should be recorded in the quarter ended December 31, 2004, with separate disclosure in the financial statements for the quarter. The Company’s forecast of fiscal 2005 pre-tax income is set forth in Appendix 44.5.

Correction of Earn-Out Receivable Error and First Quarter of Fiscal 2005 Effect of Vacation Accrual Correction:

The write-off in the second quarter of fiscal 2005 of the $1.9 million earn-out receivable is a correction of an error originally recorded in the first quarter fiscal 2005. It does not affect any periods prior to the first quarter fiscal 2005. The effect on the first quarter fiscal 2005 of this error and first quarter fiscal 2005 effect of the vacation accrual error, totaling $2.6 million, represent 3.4% of reported pre-tax earnings of $76.6 million for the first quarter fiscal 2005. Because it is not material, the Company concluded that restatement of results for the first quarter fiscal 2005 is not required. It will be disclosed in the second quarter fiscal 2005 financial statements.

Appropriate Period for Recording of All Adjustments Identified Subsequent to filing Form 10-Q for the first quarter of fiscal 2005:

In addition to the error correction considerations discussed above, the Company considered whether the adjustments identified and summarized in Appendix 44.3 should be recorded in the period in which they were identified, second quarter fiscal 2005, or whether they should be considered type one subsequent events with respect to first quarter fiscal 2005 because the first quarter fiscal 2005 summarized consolidated financial statements included in the Form 10-Q for first quarter fiscal 2005 have not yet been reviewed by independent auditors. In concluding that the first quarter summarized financial statements have been “issued” for purposes of considering subsequent events, and, therefore the adjustments subsequently identified should be reported in the second quarter, the Company considered the Emerging Issues Task Force (EITF) discussion topic D-86 “Issuance of Financial Statements”, which indicates that interim financial statements included in a Form 10-Q that have been widely distributed and, thus, are considered issued for purposes of considering type one subsequent events.

Securities and Exchange Commission
January 31, 2005

The Company notes that, in any case, the adjustments identified and summarized in Appendix 44.4 aggregate to a decrease in pre-tax income of $1.7 million, and would not be material to results (pre-tax earnings of $76.6 million) or the trend of earnings for first quarter fiscal 2005. Therefore, the Company believes a restatement of the first quarter results would not be required even if the first quarter financial statements were not considered “issued.” Please be advised that Molex’s Audit Committee is reviewing the Company’s reserve creation and reversal practices and expects that the results of that review will be communicated to the Commission.

45.	Please provide us with the following:

(A)	Audit Committee Meeting minutes for October 19 and 21, 2004

(B)	Board of Directors Meeting minutes for October 22, 2004

(C)	Any written analysis or reports from the independent investigation/inquiry into the omission and related matters referred to in the ninth paragraph of Item 4.01 of your November 13, 2004 Form 8-K

(D)	The written report and written supplement provided to Deloitte & Touche LLP on November 11, and 13, 2004

Response — As requested, the referenced items are being provided to the Staff as Appendix 45. Please note that the written report and supplement provided to Deloitte on November 11 and 13, 2004 are included as part of the Audit Committee report.

Definitive Proxy Statement Filed September 15, 2004

Independent Auditor’s Fees — Page 17

46.	Please supplementally provide us with additional details as to the nature of the “actuarial work” and “legal services” performed by your auditors during fiscal year 2003. See Item 2-01(c)(4)(iv) and (ix) of Regulation S-X.

Response — Supplementally, the Company provides the following details as to the nature of the actuarial work and legal services:

The actuarial work performed by the Company’s former auditor in 2003 related primarily to services concerning actuarial assumptions and calculations for employee pension plan matters and the calculation of benefits under such plan. The legal services provided by the Company’s former auditor in 2003 related primarily to tax advisory services on customs matters, statutory profit sharing expense and deductibility of other expenses.

Molex notes that all of such legal services were provided by the Company’s former auditor prior to the May 6, 2003 effective date (absent a pre-existing contract) of the auditor independence rules implementing the non-audit service prohibitions sets forth in Item 2-01(c)(4) of Regulation S-X. The actuarial services were provided by the Company’s former auditor pursuant to a contract in effect prior to May 6, 2003 and were completed prior to May 6, 2004; accordingly, pursuant to the transition rules set forth in Release 34-47265, such services are not deemed to impair the former auditor’s independence.

Securities and Exchange Commission
January 31, 2005

Form 8-K dated December 9, 2004

47.	Please note that an accountant issuing a review report on interim data is presumed not to have adequate knowledge of the Company’s accounting and financial reporting policies unless he or she has also audited the prior fiscal year. Please request your auditors to tell us the procedures they have performed to obtain adequate knowledge of your accounting and financial reporting policies in order to issue a review report for the quarter ended September 30, 2004.

Response — The Company’s auditors, Ernst and Young LLP have advised us that they will perform procedures required by Generally Accepted Auditing Standards to establish a basis for their fiscal 2005 quarterly reviews. Such procedures will include the following:

They will make inquiries of the predecessor accountant and review the predecessor accountant’s documentation for the preceding annual audit and for all of the prior interim periods in the year ended June 30, 2004 that were reviewed by the predecessor accountant.

They will consider the nature of any (a) corrected material misstatements; (b) matters identified in any summary of unadjusted audit or review differences; (c) identified risks of material misstatement due to fraud, including the risk of management override of controls; and (d) significant financial accounting and reporting matters that may be of continuing significance, such as weaknesses in internal control.

They will obtain narrative documentation of internal control and of the procedures and controls relating to the preparation of annual and interim financial information. Their knowledge of an entity’s internal control, as it relates to the preparation of both annual and interim financial information, will include knowledge of the relevant aspects of the control environment, the entity’s risk assessment process, control activities, information and communication, and monitoring. Particular attention will be directed to understanding and evaluating the significant processes related to accounting estimation transactions.

Documentation of the following matters will be obtained —

•	The basis for determining significant adjustments, estimates, and accruals.

•	The effectiveness of internal control at the entity level (particularly the control environment component).

•	Significant differences in interim procedures from those used at year end.

For significant sources of information that affect significant accounts, they will obtain an understanding of the types of errors that could occur, as well as identify the relevant controls that prevent or detect and correct those errors. They also will confirm their understanding of internal control by performing walkthroughs of the systems to supplement the information obtained by inquiry and observation.

They will also inquire of management about (1) changes in the entity’s business activities and accounting practices, (2) whether the interim information has been prepared in conformity with GAAP consistently applied, (3) differences between the accounting system for preparing the interim information and the accounting system for preparing annual financial statements, and (4) changes to internal control.

Securities and Exchange Commission
January 31, 2005

*     *     *     *

     Under the terms of the exception to its continued listing requirements granted by Nasdaq, Molex is required to have filed an amended Form 10-Q for the fiscal quarter ended September 30, 2004 and its Form 10-Q for the fiscal quarter ended December 31, 2004 with the Commission on or before February 15, 2005 in order to avoid delisting of the Company’s Common Stock and Class A Common Stock from the Nasdaq National Market. The Company’s new independent auditor, Ernst & Young LLP, is currently working to complete its SAS 100 reviews of Molex’s financial statements for the fiscal quarters ended September 30, 2004 and December 31, 2004. Ernst & Young has advised the Company that it will not be in a position to complete its review of such fiscal quarters, which completed review is essential to the Company’s ability to file compliant Form 10-Qs for such fiscal quarters, until the Staff’s comments with the potential to impact the Company’s financial statements and disclosures for such fiscal quarters have been resolved. Accordingly, the Company would greatly appreciate the Staff’s cooperation in responding to this letter as promptly as practicable.

     In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Staff’s position that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     The Company respectfully requests that the documents being provided to the Staff supplementally in response to the foregoing comments be returned to the Company pursuant to Rule 12b-4 under the Exchange Act upon completion of the Staff’s review.

     Thank you for your prompt attention to this letter responding to the Staff’s comment letter. If you would like additional information or would like to discuss the Company’s responses to your comments, please contact the undersigned at (312) 876-8222.

Very truly yours, SONNENSCHEIN NATH & ROSENTHAL LLP
By:	/s/ MICHAEL M. FROY
Michael M. Froy

cc:	Douglas A. Carnahan (Audit Committee)
Michael J. Birck (Audit Committee)
Robert J. Potter (Audit Committee)
Frederick Krehbiel (Molex Incorporated)
Robert Mahoney (Molex Incorporated)
Louis Hecht (Molex Incorporated)
James Doyle (Ernst & Young LLP)

Exhibit A

Molex Incorporated
Proposed Disclosure for Form 10-Q/A for the fiscal quarter ended September 30, 2004

Item 4. Controls and Procedures

     As of the end of the period covered by this report, Molex conducted an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of Molex’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the ‘Exchange Act’)). While the Company identified deficiencies during the fiscal quarter ended September 30, 2004 as described below, Molex’s evaluation indicated that these deficiencies did not impair the effectiveness of the Company’s overall disclosure controls and procedures as of September 30, 2004. Based on that evaluation, the principal executive officer and principal financial officer concluded that Molex’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Molex in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

     Subsequent to closing its books for the year ended June 30, 2004 during the fiscal quarter ended September 30, 2004, Molex’s former Chief Financial Officer identified the omission of in-transit intercompany inventory from the Company’s calculation of profit-in-inventory (profit-in-inventory) elimination for prior periods as described in Note 3 to the Notes to Condensed Consolidated Financial Statements in this Form 10-Q. Intercompany transactions which were not in-transit as of the end of the financial reporting period were not impacted by this omission and were appropriately reflected in the Company’s historical financial statements.

     Molex’s management determined that Molex’s financial statements for the fiscal quarter ended September 30, 2004 would include a charge of $8.0 million ($5.8 million after-tax or $0.03 per share) related to the omission in prior fiscal periods, of which approximately $3.0 million ($2.2 million after-tax) related to fiscal 2004, $0.3 million ($0.2 million after-tax) related to fiscal 2003, and $0.4 million ($0.3 million after-tax) related to fiscal 2002. This charge was reflected in the financial results included in Molex’s October 20, 2004 earnings release and is reflected in the unaudited financial statements included in this Form 10-Q. Molex concluded that the amounts related to fiscal 2004 and prior years are not material, either individually or in the aggregate, to the trends of the financial statements for those periods affected, or to a fair presentation of Molex’s results of operations and financial statements.

     Molex’s former independent public accounting firm, Deloitte & Touche LLP (“Deloitte”), expressed to the Audit Committee that the omission described above should have been disclosed in the representation letter dated August 20, 2004 of Molex’s former CEO and former CFO delivered to Deloitte on September 10, 2004 in connection with the audit of Molex’s financial statements as of and for the year ended June 30, 2004 and the filing of Molex’s Annual Report on Form 10-K on September 10, 2004. Molex’s former CEO and CFO failed to disclose the profit-in-inventory issue to Deloitte prior to signing the representation letter in September 2004. Molex’s former CEO and CFO concluded that the profit-in-inventory issue was not material, but they failed to understand that its prior disclosure was required by the terms of that representation letter. Molex’s current management, including the current CEO and current CFO, fully understand that Molex’s disclosure controls and procedures provide that all information required by the terms of representation letters must be disclosed to the Company’s auditors and that such letters do not contain an implicit materiality qualification. Molex’s former CEO and former CFO subsequently reported the profit-in-inventory issue to Deloitte and the Audit Committee.

     The Audit Committee, with the assistance of an independent legal advisor (Bell Boyd & Lloyd LLC) and its accounting advisor (Navigant Consulting Inc.), conducted an inquiry related to the factual circumstances surrounding the profit-in-inventory issue as well as the reversal of a self-insurance reserve, including the timing and the facts surrounding the decision to disclose the matters to Deloitte, the extent of the former CEO’s and former CFO’s knowledge and understanding of matters at the time the management representation letters in connection with the financial statements for the year ended June 30, 2004 were signed and any facts that would lead to a conclusion of intentional misconduct or fraud concerning these matters or any unreported accounting irregularities. The inquiry was conducted by interviewing key personnel regarding their knowledge of the issues (including how and when they became aware of the issues), communications to and from such personnel regarding the matters, consideration they may have given to informing the Audit Committee or the independent auditor of the matters (including, to the extent they had knowledge of the matters, why such information was not communicated), and whether they were aware of any other accounting issues that had been identified or discussed internally but not with the auditors. The inquiry also included a review of documents and files in the possession of the former CEO and former CFO and direct reports of the former CFO as well as email files to or from them related to the matters covered by the review.

     As a result of the inquiry, the Audit Committee found that, on July 21, 2004, although lacking a full understanding of the scope of the issues involved or whether an error had actually occurred, the former CEO and former CFO knew of a possible profit-in-inventory error and it was estimated the potential aggregate effect would be in the range (pre-tax) of $6 million to $8 million. The Audit Committee also found that, while certain factual inconsistencies existed, none of the subject persons deliberately withheld information from Deloitte with the intent of affecting the Company’s financial statements and, while the profit-in-inventory issue should have been disclosed to Deloitte prior to signing the management representation letter, the signatories of the letter did not have any intention to deceive or mislead anyone. Molex’s current CEO and current CFO concur with the Audit Committee’s conclusion that representation letters similar to the letter dated August 20, 2004 should not be signed without prior disclosure of all matters within the scope of the letter, such as a profit-in-inventory issue or a self-insurance reserve issue, which the signatory is aware of at the time of signing the letter, even if the matter is identified after the end of the fiscal period. No additional adjustments or issues of any kind relating to possible accounting irregularities were identified as a result of the Audit Committee’s inquiry.

     The Audit Committee presented the findings of the inquiry to Deloitte. Deloitte requested an expanded review of files and emails, a determination as to the existence of any violations of law and a further inquiry relating to certain inconsistencies in information previously communicated to Deloitte, statements of various persons during interviews and the chronology of events. In response, the Audit Committee’s independent legal counsel first confirmed with representatives of Deloitte the specific information Deloitte was requesting and then conducted additional file and email reviews and interviews. The Audit Committee found that the additional reviews and interviews did not change its findings previously communicated to Deloitte and communicated this conclusion to Deloitte. In particular, although inconsistencies existed, the Audit Committee found that the documents and emails reviewed corroborated the statements of the 15 people interviewed and found the former CEO’s explanation regarding the representation letter credible. Additionally, the Audit Committee informed Deloitte that nothing had come to their attention that reflected a violation of law.

     The Molex Board of Directors on November 10 named Robert B. Mahoney, an Executive Vice President and former CFO of Molex, as the Acting CFO, and reassigned the prior Vice President, Treasurer and CFO to the position of Vice President and Treasurer. The Board’s action was in response to Deloitte having advised Molex that, because of its view that this matter should have been disclosed in the representation letter dated August 20, 2004, Deloitte would require representations and certifications from a new principal accounting and financial officer in connection with Molex’s future filings with the Securities and Exchange Commission containing financial statements, including the Form 10-Q for the fiscal quarter ended September 30, 2004.

     Deloitte ultimately advised Molex on November 13, 2004 that Deloitte was prepared to proceed with its review, under Statement of Auditing Standards No. 100 “Interim Financial Information” (SAS 100), of the unaudited financial statements included in this Form 10-Q, but only if Molex’s former CEO and former CFO who had signed the representation letter dated August 20, 2004 no longer served as officers of Molex and certain disclosures relating to the matters in question were agreed upon. Molex’s Audit Committee and Board of Directors each unanimously rejected the condition imposed by Deloitte regarding the former CEO and former CFO no longer serving as officers of Molex. Following the communication of Molex’s position, representatives of Deloitte advised Molex on November 13, 2004 that Deloitte was resigning as Molex’s independent auditor effective immediately.

     The Audit Committee engaged Ernst & Young LLP (“E&Y”) to serve as the Company’s independent registered public accounting firm as of December 9, 2004. In connection with the engagement of E&Y, the Molex Board of Directors named Frederick A. Krehbiel, Co-Chairman of the Board of Directors, as CEO of Molex, accepted the resignation of J. Joseph King from his positions as Molex’s Vice Chairman, CEO and as a member of the Board of Directors and accepted the resignation of Diane Bullock from her positions as Vice President and Treasurer. Neither Mr. King nor Ms. Bullock will be elected an officer of Molex, nor will their positions involve or significantly influence accounting, financial reporting or internal controls. The Board of Directors’ actions were taken to facilitate the transition to a new independent auditor and include the conditions requested by Molex’s previous independent auditor. Molex has also determined to adopt a number of measures designed to strengthen Molex’s accounting and financial reporting infrastructure, including Molex’s intention to add a new director to the Board of Directors who would serve on the Audit Committee and qualify as a “financial expert,” to hire a CFO to replace the Company’s Acting CFO, who would continue to serve as an Executive Vice President and President, Far East South of Molex, to hire a Chief Accounting Officer, and to conduct management and Audit Committee training on accounting, financial reporting and internal controls. As an interim measure, the Audit Committee has engaged an accounting advisor to assist the committee.

     Also included in the results for the three months ended September 30, 2004 is a reversal of a prior year insurance accrual of $2.7 million ($2.0 million after-tax) and a reduction in inventory allowance of $1.5 million ($1.1 million after-tax). The Company reviewed its self-insurance accrual, and concluded that it did not meet the conditions for recording a loss contingency reserve under SFAS 5. During the first quarter of fiscal 2005, the Company determined that software logic used in the calculation of slow and excess inventory reserve was not properly excluding component inventory. The Company estimated $1.0 million as the impact of this overstatement in system-generated slow and excess and made an entry for this amount in the first quarter to correct this error. A $0.5 million reduction to the other inventory reserve was also recorded as a change in estimate to reflect an average of actual experience over the prior three fiscal years. The unaudited financial statements included in this Form 10-Q reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of information for the interim periods presented.

     During the fiscal quarter covered by this report, Molex made modifications to the design and operation of its internal control processes to provide reasonable assurances that the profit-in-inventory component of goods-in-transit associated with intercompany transactions is eliminated in the preparation of Molex’s consolidated financial statements. Following such modifications, the profit-in-inventory elimination is recorded on both the on-hand and in-transit intercompany inventory. During the fiscal quarter covered by this report, Molex also modified its internal control over financial reporting to increase the frequency and rigor of its review of reserves pursuant to SFAS 5. The Company also began to modify the software logic used to calculate slow and excess inventory reserves (which modification was completed in the fiscal quarter ended December 31, 2004).

     There have been no changes in our internal control over financial reporting during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The matters described above have been discussed with Molex’s Audit Committee and independent auditor.